    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 1999

                                                      REGISTRATION NO. 333-70053
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                                TETRA TECH, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                 95-4148514
 (State or other jurisdiction     (IRS Employer
              of                  Identification
incorporation or organization)         No.)

                          670 NORTH ROSEMEAD BOULEVARD
                           PASADENA, CALIFORNIA 91107
                                 (626) 351-4664

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           --------------------------

                                  LI-SAN HWANG
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                TETRA TECH, INC.
                          670 NORTH ROSEMEAD BOULEVARD
                           PASADENA, CALIFORNIA 91107
                                 (626) 351-4664

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

            JANIS B. SALIN                            ALAN K. AUSTIN
          Riordan & McKinzie                 Wilson Sonsini Goodrich & Rosati
        300 South Grand Avenue                      650 Page Mill Road
              29th Floor                       Palo Alto, California 94304
    Los Angeles, California 90071

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 2, 1999


                                 [LOGO]

                                3,175,000 SHARES
                                  COMMON STOCK

       Tetra Tech, Inc. is offering 1,000,000 shares of its Common Stock and the Selling Stockholders are selling an additional 2,175,000 shares. Tetra Tech, Inc.'s Common Stock is traded on the Nasdaq National Market under the symbol "WATR." The last reported sale price of the Common Stock on the Nasdaq National Market on December 29, 1998 was $26.50 per share.

                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ------------------------

                                                                                          PER SHARE       TOTAL
                                                                                         -----------  -------------
Public Offering Price..................................................................   $           $
Underwriting Discounts and Commissions.................................................   $           $
Proceeds to Tetra Tech, Inc. ..........................................................   $           $
Proceeds to the Selling Stockholders...................................................   $           $

       THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       Tetra Tech, Inc. and the Selling Stockholders have granted the underwriters a 30-day option to purchase up to an additional 476,250 shares of Common Stock to cover over-allotments. BancBoston Robertson Stephens Inc.
expects to deliver the shares of Common Stock to purchasers on            ,
1999.

                            ------------------------

BANCBOSTON ROBERTSON STEPHENS

       NATIONSBANC MONTGOMERY SECURITIES LLC

               CLEARY GULL & REILAND INC.

                      FIRST ANALYSIS SECURITIES CORPORATION


               THE DATE OF THIS PROSPECTUS IS             , 1999

       YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, "TETRA TECH," THE "COMPANY," "WE," "US" AND "OUR" REFER TO TETRA TECH, INC. AND ITS SUBSIDIARIES.


                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
Summary..............................           3

Risk Factors.........................           7

Use of Proceeds......................          13

Price Range of Common Stock..........          14

Dividend Policy......................          14

Capitalization.......................          15

Selected Consolidated Financial
  Data...............................          16

Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................          17

                                          PAGE

Business.............................          26

Management...........................          38

Principal and Selling Stockholders...          43

Underwriting.........................          45

Where You Can Find More Information..          47

Legal Matters........................          47

Experts..............................          48

Index to Consolidated Financial
  Statements.........................         F-1

                            ------------------------

                                    SUMMARY

       THIS SUMMARY IS QUALIFIED BY THE MORE DETAILED INFORMATION APPEARING IN OTHER SECTIONS OF THIS PROSPECTUS. THE OTHER INFORMATION IS IMPORTANT. WE URGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU DECIDE WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS REFLECTS OUR 5-FOR-4 STOCK SPLIT, EFFECTED IN THE FORM OF A 25% STOCK DIVIDEND IN SEPTEMBER 1998, AND ASSUMES THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OVER-ALLOTMENT.

                                  OUR COMPANY

       Tetra Tech, Inc. is a leading provider of specialized management consulting and technical services in three principal business areas: resource management, infrastructure and communications. As a specialized management consultant, we assist our clients in defining problems and developing innovative and cost-effective solutions. Our management consulting services are complemented by our technical services. These technical services, which implement solutions, include research and development, applied science, engineering and architectural design, construction management, and operations and maintenance. Our clients include a diverse base of public and private organizations located in the United States and internationally.


       Since our initial public offering in December 1991, we have increased the size and scope of our business and have expanded our service offerings through a series of strategic acquisitions and internal growth. As of the end of our last fiscal year, we had more than 3,600 employees worldwide, 3,500 of whom are located in North America in more than 100 locations. In addition, we have established a presence in Asia, South America and Europe. From fiscal 1991 through fiscal 1998, we generated a net revenue compounded annual growth rate of approximately 34.2% and achieved a net income compounded annual growth rate of approximately 36.4%. Our net revenue was $297.6 million for the fiscal year ended October 4, 1998, and our backlog on that date was approximately $405.0 million.


                               INDUSTRY OVERVIEW

       Due to increased competition, changing regulatory environments and rapid technological advancement in the resource management, infrastructure and communications business areas, many organizations in these areas face new and complex challenges. Increasingly, these organizations seek professional services firms like Tetra Tech to assist them with addressing these challenges. The business areas that we serve and the challenges they face are as follows:

       RESOURCE MANAGEMENT. Public concern over environmental issues, especially water quality and availability, has been a driving force behind numerous laws and regulations that are designed to prevent environmental degradation and mandate restorative measures. To comply with environmental laws and regulations, respond to public pressure and attain operating efficiencies, public and private organizations are increasing their focus on resource management and searching for ways to improve their business.

       INFRASTRUCTURE. Continued population and economic growth places significant strain on an overburdened infrastructure, thereby requiring additional development. Additionally, as existing facilities age, they require upgrading and replacement. Infrastructure development related to water and wastewater treatment plants, roads, pipelines, communication and power networks, and educational, recreational and correctional facilities often requires extensive planning. In addition, cost structure and project efficiencies are becoming more important to both public and private organizations.

       COMMUNICATIONS. Technological change and government deregulation have spurred sweeping changes in the communications industry. Local and long-distance telephone companies, cable operators and wireless service providers are penetrating each other's markets and trying to establish a foothold in new markets created by new technologies. At the same time, various service providers are consolidating in order to offer their subscribers a comprehensive set of services and to maintain dominance in their markets. We believe that as the communications industry undergoes consolidation and expansion, the need for consulting and technical services will increase.

       Organizations within each of the above business areas face unique problems but often lack the internal resources and experience necessary to identify issues and evaluate possible solutions. As a result, many of these organizations rely on advice from outside management consultants, but must seek technical services elsewhere. We believe a significant opportunity exists for consulting companies such as Tetra Tech that not only develop, but also implement, solutions.

                                  OUR SOLUTION

       Our specialized management consulting services help clients identify problems and develop appropriate solutions while our broad range of technical services enable us to implement the various solutions. We believe that our 32 years of experience, involvement in thousands of projects, vast technical experience and diverse geographic presence throughout the United States and internationally help us understand and meet the needs of our clients regardless of their size or location.

                                  OUR STRATEGY

       Our objective is to become the leading provider of management consulting and technical services in our chosen business areas. To achieve this objective, we plan to continue the following primary strategies that we believe have been integral to our success:

      - Identify new business areas through our management consulting services and expand vertically into additional business areas as we broaden our industry expertise;

      - Expand our service offerings and geographic presence through acquisitions;

      - Focus on government projects to stay on the leading edge of policy development;

      - Manage our internal financial controls to improve our cash position and maximize our return on investment; and

      - Leverage our existing client base by offering our clients additional services.


                              RECENT DEVELOPMENTS



       On January 18, 1999, we announced net income of $5.4 million for the quarter ended January 3, 1999, compared to $4.1 million in the same period the prior year. Basic earnings per share for the most recently completed quarter were $0.19 versus $0.15 for the same period the prior year, and diluted earnings per share for the most recently completed quarter were $0.18 versus $0.14 for the same period the prior year. Net revenues were $89.2 million for the most recently completed quarter versus $53.7 million for the same period the prior year.


                                  OUR ADDRESS

       Our principal executive offices are located at 670 North Rosemead Boulevard, Pasadena, California 91107, and our telephone number is (626) 351-4664. Our website is located at www.tetratech.com. Information contained in our website is not a part of this prospectus.

                                  THE OFFERING

Common Stock offered by the Company.............................  1,000,000 shares
Common Stock offered by the Selling Stockholders................  2,175,000 shares
Common Stock to be outstanding after the Offering...............  29,666,131 shares(1)
Use of proceeds.................................................  For the partial repayment of outstanding indebtedness, possible acquisitions of
                                                                  businesses and general corporate purposes.
Nasdaq National Market Symbol...................................  WATR

---------

(1) This information is based on 28,666,131 shares outstanding at December 18, 1998. It excludes 2,441,754 shares of common stock issuable upon the exercise of stock options outstanding at December 18, 1998 at a weighted average exercise price of $11.71 per share. It also excludes 107,404 shares reserved for issuance under our stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     FISCAL YEAR ENDED
                                                                -----------------------------------------------------------
                                                                 OCT. 2,     OCT. 1,     SEPT. 29,    SEPT. 28,    OCT. 4,
                                                                 1994(2)     1995(3)      1996(4)      1997(5)     1998(6)
                                                                ---------  -----------  -----------  -----------  ---------
STATEMENTS OF INCOME DATA:
Revenue:
  Gross revenue...............................................  $  96,472   $ 120,034    $ 220,099    $ 246,767   $ 382,934
  Subcontractor costs.........................................     28,653      32,160       59,062       55,976      85,337
                                                                ---------  -----------  -----------  -----------  ---------
Net revenue...................................................     67,819      87,874      161,037      190,791     297,597
Cost of net revenue...........................................     51,069      65,484      122,084      141,019     223,871
                                                                ---------  -----------  -----------  -----------  ---------
Gross profit..................................................     16,750      22,390       38,953       49,772      73,726
Selling, general and administrative expenses..................      7,589      10,634       21,218       25,173      33,913
                                                                ---------  -----------  -----------  -----------  ---------
Income from operations........................................      9,161      11,756       17,735       24,599      39,813
Net interest income (expense).................................        354         833         (776)         (20)     (1,910)
                                                                ---------  -----------  -----------  -----------  ---------
Income before minority interest and income tax expense........      9,515      12,589       16,959       24,579      37,903
Minority interest.............................................         --          --           --           --       1,397
                                                                ---------  -----------  -----------  -----------  ---------
Income before income tax expense..............................      9,515      12,589       16,959       24,579      36,506
Income tax expense............................................      3,806       5,036        6,854       10,323      15,920
                                                                ---------  -----------  -----------  -----------  ---------
Net income....................................................  $   5,709   $   7,553    $  10,105    $  14,256   $  20,586
                                                                ---------  -----------  -----------  -----------  ---------
                                                                ---------  -----------  -----------  -----------  ---------
Basic earnings per share(1)...................................  $    0.28   $    0.37    $    0.46    $    0.61   $    0.74
                                                                ---------  -----------  -----------  -----------  ---------
                                                                ---------  -----------  -----------  -----------  ---------
Diluted earnings per share(1).................................  $    0.27   $    0.36    $    0.45    $    0.58   $    0.71
                                                                ---------  -----------  -----------  -----------  ---------
                                                                ---------  -----------  -----------  -----------  ---------
Weighted average common shares outstanding:(1)
  Basic(1)....................................................     20,464      20,585       21,851       23,371      27,970
                                                                ---------  -----------  -----------  -----------  ---------
                                                                ---------  -----------  -----------  -----------  ---------
  Diluted(1)..................................................     20,811      21,146       22,581       24,656      29,191
                                                                ---------  -----------  -----------  -----------  ---------
                                                                ---------  -----------  -----------  -----------  ---------

                                                                                               OCTOBER 4, 1998
                                                                                          -------------------------
                                                                                           ACTUAL    AS ADJUSTED(7)
                                                                                          ---------  --------------
BALANCE SHEET DATA:
Working capital.........................................................................  $  77,049    $   77,049
Total assets............................................................................    266,610       266,610
Long-term obligations, excluding current portion........................................     33,546         8,920
Stockholders' equity....................................................................    167,781       192,407

---------

(1) Reflects the effect, on a retroactive basis, of a 5-for-4 stock split, effected in the form of a 25% stock dividend, in September 1998.

(2) We have included the results of operations and financial positions of Simons, Li & Associates, Inc. (acquired October 4, 1993) and Hydro-Search, Inc. (acquired June 3, 1994) from the dates set forth in the related purchase agreements.

(3) We have included the results of operations and financial position of Tetra Tech EM Inc., formerly known as PRC Environmental Management, Inc. (acquired September 15, 1995), from the date set forth in the related purchase agreement.

(4) We have included the results of operations and financial position of KCM, Inc. (acquired November 7, 1995) from the date set forth in the related purchase agreement.

(5) We have included the results of operations and financial positions of IWA Engineers (acquired December 11, 1996), FLO Engineering, Inc. (acquired December 20, 1996), SCM Consultants, Inc. (acquired March 19,
       1997), Whalen & Company, Inc. (acquired June 11, 1997) and CommSite Development Corporation (acquired July 11, 1997) from the dates set forth in the related purchase agreements.


(6) We have included the results of operations and financial positions of Tetra Tech NUS, Inc. (acquired December 31, 1997), Whalen/Sentrex LLC (formed March 2, 1998), C.D.C. Engineering, Inc. (acquired March 26,
       1998), McNamee, Porter & Seeley, Inc. (acquired July 8, 1998), and the Sentrex Group of Companies (acquired September 22, 1998) from the dates set forth in the related purchase agreements.


(7) We have adjusted these figures to give effect to our sale of 1,000,000 shares of common stock at an assumed public offering price of $26.50, after deducting the estimated underwriting discounts and commissions and estimated offering expenses and other fees.

                                  RISK FACTORS

       AN INVESTMENT IN THE SHARES OF OUR COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY REVIEW THE FOLLOWING RISK FACTORS AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT.

       SOME OF THE INFORMATION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. YOU CAN IDENTIFY THESE STATEMENTS BY FORWARD-LOOKING WORDS SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "BELIEVE," "ESTIMATE" AND "CONTINUE" OR SIMILAR WORDS. YOU SHOULD READ STATEMENTS THAT CONTAIN THESE WORDS CAREFULLY BECAUSE THEY: (1) DISCUSS OUR FUTURE EXPECTATIONS; (2) CONTAIN PROJECTIONS OF OUR FUTURE OPERATING RESULTS OR OF OUR FUTURE FINANCIAL CONDITION; OR (3) STATE OTHER "FORWARD-LOOKING" INFORMATION. WE BELIEVE IT IS IMPORTANT TO COMMUNICATE OUR EXPECTATIONS TO OUR INVESTORS. THERE MAY BE EVENTS IN THE FUTURE, HOWEVER, THAT WE ARE NOT ACCURATELY ABLE TO PREDICT OR OVER WHICH WE HAVE NO CONTROL. THE RISK FACTORS LISTED IN THIS SECTION, AS WELL AS ANY CAUTIONARY LANGUAGE IN THIS PROSPECTUS, PROVIDE EXAMPLES OF RISKS, UNCERTAINTIES AND EVENTS THAT MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE EXPECTATIONS WE DESCRIBE IN OUR FORWARD-LOOKING STATEMENTS. BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THE OCCURRENCE OF ANY OF THE EVENTS DESCRIBED IN THESE RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS AND THAT UPON THE OCCURRENCE OF ANY OF THESE EVENTS, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY

       A significant part of our growth strategy is to acquire other companies that complement our lines of business or that broaden our geographic presence. During fiscal 1998, we purchased ten companies in five separate transactions. We expect to continue to acquire companies as an element of our growth strategy. Acquisitions involve certain risks that could cause our actual growth or operating results to differ from our expectations or the expectations of security analysts. For example:

      - We may not be able to identify suitable acquisition candidates or to acquire additional companies on favorable terms;

      - We compete with others to acquire companies. We believe that this competition will increase and may result in decreased availability or increased price for suitable acquisition candidates;

      - We may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions;

      - We may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company;

      - We may fail to successfully integrate or manage these acquired companies due to differences in business backgrounds or corporate cultures;

      - These acquired companies may not perform as we expect;

      - We may find it difficult to provide a consistent quality of service across our geographically diverse operations; and

      - If we fail to successfully integrate any acquired company, our reputation could be damaged. This could make it more difficult to market our services or to acquire additional companies in the future.

In addition, our acquisition strategy may divert management's attention away from our primary service offerings, result in the loss of key clients or personnel and expose us to unanticipated liabilities.

       Finally, acquired companies that derive a significant portion of their revenues from the Federal government and that do not follow the same cost accounting policies and billing procedures as we do may be subject to larger cost disallowances for greater periods than we are. If we fail to determine the existence of unallowable costs and establish appropriate reserves in advance of an acquisition we may be exposed to material unanticipated liabilities, which could have a material adverse effect on our business.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS

       Our quarterly revenues, expenses and operating results may fluctuate significantly because of a number of factors, including:

      - The seasonality of the spending cycle of our public sector clients, notably the Federal government;

      - Employee hiring and utilization rates;

      - The number and significance of client engagements commenced and completed during a quarter;

      - Delays incurred in connection with an engagement;

      - The ability of our clients to terminate engagements without penalties;

      - The size and scope of engagements;

      - The timing and size of the return on investment capital; and

      - General economic and political conditions.

Variations in any of these factors could cause significant fluctuations in our operating results from quarter to quarter and could result in net losses.

POTENTIAL VOLATILITY OF OUR STOCK PRICE

       The trading price of our common stock has fluctuated widely. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. The overall market and the price of our common stock may continue to fluctuate greatly. The trading price of our common stock may be significantly affected by various factors, including:

      - Quarter to quarter variations in our operating results;

      - Changes in environmental legislation;

      - Changes in investors' and analysts' perception of the business risks and conditions of our business;

      - Broader market fluctuations; and

      - General economic or political conditions.

MANAGEMENT OF GROWTH

       We are growing rapidly. Our growth presents numerous managerial, administrative, operational and other challenges. Our ability to manage the growth of our operations will require us to continue to improve our operational, financial and human resource management information systems and our other internal systems and controls. In addition, our growth will increase our need to attract, develop, motivate and retain both our management and professional employees. The inability of our management to manage our growth effectively or the inability of our employees to achieve anticipated performance or utilization levels, could have a material adverse effect on our business.

RELIANCE ON KEY PERSONNEL AND QUALIFIED PROFESSIONALS

       We depend upon the efforts and skills of our executive officers, senior managers and consultants. With limited exceptions, we do not have employment agreements with any of these individuals. The loss of the services of any of these key personnel could adversely affect our business. Although we have obtained non-compete agreements from the principal stockholders of each of the companies we have acquired, we generally do not have non-compete or employment agreements with key employees who were not equity holders of these companies. We do not maintain key-man life insurance policies on any of our executive officers or senior managers.

       Our future growth and success depends on our ability to attract and retain qualified scientists and engineers. The market for these professionals is competitive and we may not be able to attract and retain such professionals.

DEPENDENCE UPON EXISTING LAWS AND REGULATIONS

       A significant amount of our resource management business is generated either directly or indirectly as a result of existing Federal and state governmental laws, regulations and programs. Any changes in these laws or regulations that reduce funding or affect the sponsorship of these programs could reduce the demand for our services and could have a material adverse effect on our business.

CONCENTRATION OF REVENUES

       Agencies of the Federal government are among our most significant clients. During fiscal 1998, approximately 46.8% of our net revenue was derived from three federal agencies as follows: 26.2% of our net revenue was derived from the Department of Defense (DOD), 17.1% from the Environmental Protection Agency (EPA), and 3.5% from the Department of Energy (DOE). Some of our contracts with Federal government agencies require annual funding approval and may be terminated at their discretion. A reduction in spending by Federal government agencies could limit the continued funding of our existing contracts with them and could limit our ability to obtain additional contracts. These limitations, if significant, could have a material adverse effect on our business.

       Additionally the failure of clients to pay significant amounts due us for our services could adversely affect our business. For example, we recently received notification from a federal government agency that we are entitled to payments in excess of our billings. However, the agency involved must obtain specific funding approval for amounts owed to us and there can be no assurance this funding approval will be obtained.

RISKS ASSOCIATED WITH GOVERNMENTAL AUDITS

       Our contracts with the Federal government and other governmental agencies are subject to audit. Most of these audits are conducted by the Defense Contract Audit Agency (DCAA), which reviews our overhead rates, operating systems and cost proposals. The DCAA may disallow costs if it determines that we accounted for these costs incorrectly or in a manner inconsistent with Cost Accounting Standards. A disallowance of costs by the DCAA, or other governmental auditors, could have a material adverse effect on our business.

       In September 1995, we acquired PRC Environmental Management, Inc. (EMI). EMI also contracts with Federal government agencies and such contracts are also subject to the same governmental audits. The DCAA has completed audits of EMI's contracts for the fiscal years 1987 through 1995. As a result of these audits and our negotiations with the DCAA, the DCAA disallowed approximately $2.9 million in costs.

FIXED PRICE CONTRACTS


       We enter into various contracts with our clients, including fixed-price contracts. In fiscal 1998, approximately 27.3% of our net revenue was derived from fixed-price contracts. Fixed-price contracts protect clients and expose us to a number of risks. These risks include underestimation of costs, problems with new technologies, unforeseen costs or difficulties, delays beyond our control and economic and other changes that may occur during the contract period. If we incur losses under fixed-price contracts it could have a material adverse effect on our business.


DEPENDENCE ON SUBCONTRACTORS

       Under some of our contracts, we depend on the efforts and skills of subcontractors for the performance of certain tasks. Our reliance on subcontractors varies from project to project. In fiscal 1998, subcontractor costs comprised 22.3% of our gross revenue. The absence of qualified subcontractors with whom we have a satisfactory relationship could adversely affect the quality of our service and our ability to perform under some of our contracts.

SIGNIFICANT COMPETITION

       We provide specialized management consulting and technical services to a broad range of public and private sector clients. The market for our services is highly competitive and we compete with many other firms. These firms range from small regional firms to large national firms which have greater financial and marketing resources than we do.

       We focus primarily on the resource management, infrastructure and communications business areas. We provide services to our clients which include Federal, state and local agencies, and organizations in the private sector.

       We compete for projects and engagements with a number of competitors which can vary from 10 to 100 firms. Historically, clients have chosen among competing firms based on the quality and timeliness of the firm's service. We believe, however, that price has become an increasingly important factor.

       We believe that our principal competitors include, in alphabetical order, Black & Veatch LLP; Brown & Caldwell; Castle Tower Corporation; Camp, Dresser & McKee; CH2M Hill Companies Ltd.; Dames & Moore Group; EA Engineering, Science & Technology, Inc.; Earth Tech, Inc.; ICF Kaiser International, Inc.; IT Group Inc.; Mastec, Inc.; Montgomery Watson; OSP Consultants, Inc.; Roy F. Weston, Inc.; and URS Greiner Corporation.

POTENTIAL LIABILITY AND INSURANCE

       Our services involve significant risks of professional and other liabilities which may substantially exceed the fees we derive from our services. Our business activities could expose us to potential liability under various environmental laws such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA). In addition, we sometimes contractually assume liability under indemnification agreements. We cannot predict the magnitude of such potential liabilities.

       We currently maintain comprehensive general liability, umbrella and professional liability insurance policies. We believe that our insurance policies are adequate for our business operations. These policies are "claims made" policies. Thus, only claims made during the term of the policy are covered. If we terminate our policies and do not obtain retroactive coverage, we would be uninsured for claims made after termination even if these claims are based on events or acts that occurred during the term of the policy. Our insurance may not protect us against liability because our policies typically have various exclusions and retentions. In addition, if we expand into new markets, we may not be able to obtain insurance coverage for such activities or, if insurance is obtained, the dollar amount of any liabilities incurred could exceed our insurance coverage. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse affect on our business.

CONFLICTS OF INTEREST

       Many of our clients are concerned about potential or actual conflicts of interest in retaining management consultants. Federal government agencies have formal policies against continuing or awarding contracts that would create actual or potential conflicts of interest with other activities of a contractor. These policies, among other things, may prevent us from bidding for or performing contracts resulting from or relating to certain work we have performed for the government. In addition, services performed for a private client may create a conflict of interest that precludes or limits our ability to obtain work from other public or private organizations. We have, on occasion, declined to bid on projects because of these conflicts of interest issues.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

       In fiscal 1998, approximately 3.2% of our net revenue was derived from the international marketplace. Some contracts with our international clients are denominated in foreign currencies. As such, these contracts contain inherent risks including foreign currency exchange risk and the risk associated with expatriating funds from foreign countries. If our international revenue increases, our exposure to foreign currency fluctuations will also increase. We have entered into forward exchange contracts to address foreign currency fluctuations.

YEAR 2000

       We are working to resolve the potential impact of the year 2000 on our business operations and the ability of our computerized information systems to accurately process information that may be date-sensitive. Any of our programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures.

       We utilize a number of computer programs across our entire operation. The primary information technology systems we utilize are the accounting and financial and human resource information management systems. We began our risk assessment in 1995. Since that time we have procured and implemented certain accounting and financial reporting systems as well as contract administration and billing systems that have been certified as year 2000 compliant by our vendors. Currently, approximately 72% of our gross revenue is recognized on these year 2000 compliant systems. We believe that our financial and accounting and human resource management information systems will be year 2000 compliant in a timely manner and will not be materially impacted by the year 2000. We may fail, however, in updating our various systems to be year 2000 compliant in a timely manner.

       We have extensive business with the Federal government. Should the Federal government, especially the Department of Defense, experience significant business interruptions relating to non-year 2000 compliance, our business could be materially impacted. To the extent that other third parties which we rely upon, such as banking institutions, clients and vendors, are unable to address their year 2000 issues in a timely manner, our business could be materially impacted. We believe that the worst case scenario relating to the year 2000 would be an extensive period of time in which the Federal government and other third parties could not process payments promptly, in addition to our financial institutions not being able to supply us with our working capital needs.

       Additional risks associated with non-year 2000 compliance include:

          - Our inability to invoice and process payments;

          - Our inability to produce accurate and timely financials;

          - The impact on our profitability; and

          - Our potential liability to third parties for not meeting contracted deliverables.

IMPACT OF ANTI-TAKEOVER PROVISIONS ON OUR STOCK PRICE

       Our certificate of incorporation and by-laws and the Delaware General Corporation Law include provisions that may be deemed to have anti-takeover effects. These anti-takeover effects could delay or prevent a takeover attempt that you or our other stockholders might consider in your or their best interests.

       In addition, our board of directors is authorized to issue, without obtaining stockholder approval, up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of such shares without any further stockholder action. The existence of this "blank-check" preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a tender offer, merger, proxy contest or otherwise.

       In the future, we may adopt other measures that may have the effect of delaying, deferring or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated stockholders. Certain of these measures may be adopted without any further vote or action by the stockholders.

OFFERING BENEFITS TO CERTAIN SELLING STOCKHOLDERS

       The selling stockholders will receive substantial proceeds from selling their shares of common stock in this offering. We will pay the offering expenses of the selling stockholders in this offering, other than underwriting discounts and commissions. After deducting underwriting discounts and commissions, the net proceeds (at an assumed offering price of $26.50 per share) to the selling stockholders, all of whom are our affiliates, are approximately $54.3 million. These selling stockholders have granted the underwriters an over-allotment option to purchase 326,250 shares of common stock. If the underwriters' over-allotment option is exercised in full, the aggregate net proceeds to the selling stockholders will be approximately $62.5 million (at an assumed offering price of $26.50 per share).

                                USE OF PROCEEDS

       The net proceeds from the sale of the 1,000,000 shares of common stock offered by us will be approximately $24.6 million (approximately $28.4 million if the underwriters' over-allotment option is exercised in full), at an assumed offering price of $26.50 per share, and after deducting the estimated underwriting discounts and commissions (approximately $1.5 million) and estimated offering expenses and other related fees (approximately $0.4 million) that we will pay. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

       We intend to use approximately $24.6 million of our net proceeds for the partial repayment of our outstanding indebtedness under our $65.0 million revolving credit facility with Bank of America National Trust and Savings Association. Payments made under the revolving credit facility will not result in a reduction in the maximum amount available under the facility but will have the effect of increasing the amount we can borrow under the facility in the future to fund possible acquisitions of businesses and for general corporate purposes, including working capital. We continually evaluate potential acquisition candidates, but we have not reached any agreements, commitments or understandings for any material future acquisitions.

       Interest on borrowings under the revolving credit facility is payable at our option (a) at a base rate (at the greater of the federal funds rate plus 0.50% or the bank's reference rate) or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. The revolving credit facility matures on December 15, 2000 or earlier at our discretion upon payment in full of loans and other obligations. At October 4, 1998, borrowings totaled $47.0 million under the revolving credit facility. The weighted average interest rate on outstanding borrowings at October 4, 1998 was 6.34%.

       Our use of proceeds may vary significantly and will depend on a number of factors, including our future revenues and the other factors described under "Risk Factors." Accordingly, our management has broad discretion in the allocation of the net proceeds. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing investment grade securities.

                          PRICE RANGE OF COMMON STOCK

       Our common stock has traded on the Nasdaq National Market under the symbol "WATR" since December 1991. The following table sets forth, for the periods indicated, the range of high and low sales prices for our common stock as reported on the Nasdaq National Market. The prices have been adjusted to reflect the effect, on a retroactive basis, of a 5-for-4 stock split, effected in the form of a 25% stock dividend, in September 1998.

                                                                                 PRICE RANGE OF
                                                                                  COMMON STOCK
                                                                              --------------------
                                                                                HIGH        LOW
                                                                              ---------  ---------
Fiscal 1994:
  First Quarter.............................................................  $    6.39  $    4.92
  Second Quarter............................................................  $    6.72  $    5.65
  Third Quarter.............................................................  $    7.54  $    5.49
  Fourth Quarter............................................................  $    8.29  $    5.90

Fiscal 1995:
  First Quarter.............................................................  $    8.19  $    6.70
  Second Quarter............................................................  $    8.29  $    6.55
  Third Quarter.............................................................  $    9.52  $    7.99
  Fourth Quarter............................................................  $   12.16  $    8.96

Fiscal 1996:
  First Quarter.............................................................  $   12.16  $   10.50
  Second Quarter............................................................  $   12.16  $    9.99
  Third Quarter.............................................................  $   14.34  $   10.11
  Fourth Quarter............................................................  $   15.68  $   11.04

Fiscal 1997:
  First Quarter.............................................................  $   16.32  $   11.92
  Second Quarter............................................................  $   13.28  $    7.84
  Third Quarter.............................................................  $   14.80  $    8.80
  Fourth Quarter............................................................  $   18.08  $   13.44

Fiscal 1998:
  First Quarter.............................................................  $   17.76  $   14.90
  Second Quarter............................................................  $   19.20  $   15.20
  Third Quarter.............................................................  $   20.20  $   15.60
  Fourth Quarter............................................................  $   23.00  $   15.40

Fiscal 1999:
  First Quarter (through December 29, 1998).................................  $   28.00  $   15.63


       On December 29, 1998, the last reported closing sale price of the common stock was $26.50 per share.


                                DIVIDEND POLICY

       Since our initial public offering, we have not paid cash dividends on our common stock. We currently anticipate that all of our earnings will be retained for development of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

       The following table sets forth our capitalization as of October 4, 1998 on an actual basis and on a pro forma as adjusted basis to give effect to our sale and issuance of the 1,000,000 shares of common stock at an assumed public offering price of $26.50, after deducting the estimated underwriting discounts and commissions and estimated offering expenses and fees, and receipt and application of the estimated net proceeds therefrom. See "Use of Proceeds." The data set forth below should be read in conjunction with our Consolidated Financial Statements, including Notes thereto, included in this prospectus.

                                                                                               OCTOBER 4, 1998
                                                                                           -----------------------
                                                                                                        PRO FORMA
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Long-term obligations excluding current portion..........................................  $   33,546   $   8,920
Stockholders' equity:
  Preferred Stock -- authorized, 2,000,000 shares of $.01 par value;
  no shares issued and outstanding.......................................................      --          --
Exchangeable stock of subsidiary.........................................................      15,411      15,411
Common Stock -- authorized, 50,000,000 shares of $.01 par value;
  issued and outstanding, 28,630,600 shares at October 4, 1998;
  issued and outstanding, 29,630,600, pro forma as adjusted..............................         287         296
Additional paid-in capital...............................................................      87,565     112,182
Retained Earnings........................................................................      64,518      64,518
                                                                                           ----------  -----------
    Total stockholders' equity...........................................................     167,781     192,407
                                                                                           ----------  -----------
        Total capitalization.............................................................  $  201,327   $ 201,327
                                                                                           ----------  -----------
                                                                                           ----------  -----------

                      SELECTED CONSOLIDATED FINANCIAL DATA

       The selected consolidated financial data set forth below with respect to our statements of income for each of the three years in the period ended October 4, 1998 and balance sheets as of September 28, 1997 and October 4, 1998, have been derived from our financial statements included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their report included elsewhere in this prospectus. The statements of income data for the years ended October 2, 1994 and October 1, 1995 and the balance sheet data as of October 2, 1994, October 1, 1995 and September 29, 1996 have been derived from our audited financial statements not included in this prospectus. The data set forth below should be read in conjunction with our consolidated financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

                                                                                     FISCAL YEAR ENDED
                                                              ---------------------------------------------------------------
                                                                OCT. 2,      OCT. 1,     SEPT. 29,    SEPT. 28,     OCT. 4,
                                                                1994(2)      1995(3)      1996(4)      1997(5)      1998(6)
                                                              -----------  -----------  -----------  -----------  -----------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF INCOME DATA:
Revenue:
  Gross revenue.............................................   $  96,472    $ 120,034    $ 220,099    $ 246,767    $ 382,934
  Subcontractor costs.......................................      28,653       32,160       59,062       55,976       85,337
                                                              -----------  -----------  -----------  -----------  -----------
Net revenue.................................................      67,819       87,874      161,037      190,791      297,597
Cost of net revenue.........................................      51,069       65,484      122,084      141,019      223,871
                                                              -----------  -----------  -----------  -----------  -----------
Gross profit................................................      16,750       22,390       38,953       49,772       73,726
Selling, general and administrative expenses................       7,589       10,634       21,218       25,173       33,913
                                                              -----------  -----------  -----------  -----------  -----------
Income from operations......................................       9,161       11,756       17,735       24,599       39,813
Net interest income (expense)...............................         354          833         (776)         (20)      (1,910)
                                                              -----------  -----------  -----------  -----------  -----------
Income before minority interest and income tax expense......       9,515       12,589       16,959       24,579       37,903
Minority interest...........................................          --           --           --           --        1,397
                                                              -----------  -----------  -----------  -----------  -----------
Income before income tax expense............................       9,515       12,589       16,959       24,579       36,506
Income tax expense..........................................       3,806        5,036        6,854       10,323       15,920
                                                              -----------  -----------  -----------  -----------  -----------
Net income..................................................   $   5,709    $   7,553    $  10,105    $  14,256    $  20,586
                                                              -----------  -----------  -----------  -----------  -----------
                                                              -----------  -----------  -----------  -----------  -----------
Basic earnings per share(1).................................   $    0.28    $    0.37    $    0.46    $    0.61    $    0.74
                                                              -----------  -----------  -----------  -----------  -----------
                                                              -----------  -----------  -----------  -----------  -----------
Diluted earnings per share(1)...............................   $    0.27    $    0.36    $    0.45    $    0.58    $    0.71
                                                              -----------  -----------  -----------  -----------  -----------
                                                              -----------  -----------  -----------  -----------  -----------
Weighted average common shares outstanding:(1)
   Basic(1).................................................      20,464       20,585       21,851       23,371       27,970
                                                              -----------  -----------  -----------  -----------  -----------
                                                              -----------  -----------  -----------  -----------  -----------
   Diluted(1)...............................................      20,811       21,146       22,581       24,656       29,191
                                                              -----------  -----------  -----------  -----------  -----------
                                                              -----------  -----------  -----------  -----------  -----------

                                                              ---------------------------------------------------------------
                                                                OCT. 2,      OCT. 1,     SEPT. 29,    SEPT. 28,     OCT. 4,
                                                                 1994         1995         1996         1997         1998
                                                              -----------  -----------  -----------  -----------  -----------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................   $  24,833    $  39,872    $  32,739    $  42,539    $  77,049
Total assets................................................      51,606       92,930       88,463      159,513      266,610
Long-term obligations, excluding current portion............          --       19,045           --           --       33,546
Stockholders' equity........................................      33,507       41,496       63,269      107,641      167,781

------------

(1) Reflects the effect, on a retroactive basis, of a 5-for-4 stock split, effected in the form of a 25% stock dividend, in September 1998.

(2) We have included the results of operations and financial positions of Simons, Li & Associates, Inc. (acquired October 4, 1993) and Hydro-Search, Inc. (acquired June 3, 1994) from the dates set forth in the related purchase agreements.

(3) We have included the results of operations and financial position of Tetra Tech EM Inc., formerly known as PRC Environmental Management, Inc. (acquired September 15, 1995) from the date set forth in the related purchase agreement.

(4) We have included the results of operations and financial position of KCM, Inc., (acquired November 7, 1995) from the date set forth in the related purchase agreement.

(5) We have included the results of operations and financial positions of IWA Engineers (acquired December 11, 1996), FLO Engineering, Inc. (acquired December 20, 1996), SCM Consultants, Inc. (acquired March 19,
       1997), Whalen & Company, Inc. (acquired June 11, 1997) and CommSite Development Corporation (acquired July 11, 1997) from the dates set forth in the related purchase agreements.

(6) We have included the results of operations and financial positions of Tetra Tech NUS, Inc. (acquired December 31, 1997), Whalen/Sentrex LLC (formed March 2, 1998), C.D.C. Engineering, Inc. (acquired March 26,
       1998), McNamee, Porter & Seeley, Inc. (acquired July 8, 1998), and the Sentrex Group of Companies (acquired September 22, 1998) from the dates set forth in the related purchase agreements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED BELOW, THE MATTERS DISCUSSED IN THIS SECTION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. OUR ACTUAL LIQUIDITY NEEDS, CAPITAL RESOURCES AND OPERATING RESULTS MAY DIFFER MATERIALLY FROM THE DISCUSSION SET FORTH BELOW IN THESE FORWARD-LOOKING STATEMENTS. FOR ADDITIONAL INFORMATION, REFER TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

       Tetra Tech, Inc. is a leading provider of specialized management consulting and technical services in three principal business areas: resource management, infrastructure and communications. As a specialized management consultant, we assist our clients in defining problems and developing innovative and cost-effective solutions. Our management consulting services are complemented by our technical services. These technical services, which implement solutions, include research and development, applied science, engineering and architectural design, construction management, and operations and maintenance. Our clients include a diverse base of public and private organizations located in the United States and internationally.

       Since our initial public offering in December 1991, we have increased the size and scope of our business and have expanded our service offerings through a series of strategic acquisitions and internal growth. From fiscal 1991 through fiscal 1998, we generated a net revenue compounded annual growth rate of approximately 34.2%, and achieved a net income compounded annual growth rate of approximately 36.4%.

       We derive our gross revenues from fees from professional services. Our services are billed under various types of contracts with our clients, including:

      - Fixed-price;

      - Fixed-rate time and materials;

      - Cost-reimbursement plus fixed fee; and

      - Cost-reimbursement plus fixed and award fee.

       In the course of providing our services, we routinely subcontract services. These subcontractor costs are passed through to clients and, in accordance with industry practice, are included in our gross revenue. Because subcontractor services can change significantly from project to project, we believe net revenue, which is gross revenue less the cost of subcontractor services, is a more appropriate measure of our performance.

       Our cost of net revenue includes professional compensation and certain direct and indirect overhead costs such as rents, utilities and travel. Professional compensation represents the majority of these costs. Our selling, general and administrative (SG&A) expenses are comprised primarily of our corporate headquarters' costs related to the executive offices, corporate accounting, information technology, marketing, and bid and proposal costs. These costs are generally unrelated to specific client projects. In addition, we include amortization of certain intangible assets resulting from acquisitions in SG&A expenses.

       We provide services to a diverse base of Federal, state and local government agencies, and private and international clients. The following table presents, for the periods indicated, the approximate percentage of our net revenue attributable to these client sectors:

                                                     PERCENTAGE OF NET REVENUE
                                               -------------------------------------
CLIENT                                         FISCAL 1996  FISCAL 1997  FISCAL 1998
---------------------------------------------  -----------  -----------  -----------
Federal government...........................        61.7%        52.3%        48.7%
State and local government...................        16.6         14.8         12.7
Private......................................        20.1         29.2         35.4
International................................         1.6          3.7          3.2
                                                    -----        -----        -----
Total........................................       100.0%       100.0%       100.0%
                                                    -----        -----        -----
                                                    -----        -----        -----

RECENT ACQUISITIONS

       As a part of our growth strategy, we expect to pursue complementary acquisitions to expand our geographical reach and the breadth and depth of our service offerings. During fiscal 1998, we purchased ten companies in the following five separate transactions:

       TETRA TECH NUS, INC. -- In December 1997, we acquired, through our wholly-owned subsidiary Tetra Tech NUS, Inc. (NUS), the assets of certain environmental services businesses of Brown & Root, Inc. and Halliburton Corporation. The purchase was valued at approximately $25.2 million. NUS is a nationwide firm providing consulting, engineering and design services for the environmental remediation of contaminated air, water and soil conditions.

       WHALEN/SENTREX LLC -- In March 1998, our wholly-owned subsidiary Whalen Service Corps Inc. agreed to participate in a partnership with Sentrex Cen-Comm and ANTEC Corporation. The partnership purchased certain assets from ANTEC Corporation for a price of approximately $0.6 million. The partnership, Whalen/Sentrex LLC, a Colorado-based firm, provides nationwide design, engineering, information management and construction services to support advanced communication system upgrades to the broadband information transport industries.

       C.D.C. ENGINEERING, INC. -- In March 1998, we acquired C.D.C. Engineering, Inc. (CDE). The purchase was valued at approximately $1.5 million. CDE, a California-based consulting and engineering firm, specializes in civil engineering, transportation engineering, structural engineering and land surveying.

       MCNAMEE, PORTER & SEELEY, INC. -- In July 1998, we acquired McNamee, Porter & Seeley, Inc. (MPS). The purchase was valued at approximately $14.2 million. MPS, a Michigan-based firm, provides engineering services throughout the Midwest with expertise in the areas of water, industrial wastewater and process controls.


       SENTREX GROUP OF COMPANIES -- In September 1998, we acquired, through our subsidiary, Tetra Tech Canada Ltd., six Canadian corporations that are collectively referred to as the Sentrex Group of Companies (SGOC). The purchase was valued at approximately $19.2 million. SGOC provides engineering and technical services to the cable television, telephony and data networking industries. As a result of the SGOC acquisition, we now own 100% of Whalen/Sentrex LLC.

RESULTS OF OPERATIONS

       The following table sets forth, for the periods indicated, certain operating information as a percentage of net revenue:


                                                         PERCENTAGE RELATIONSHIP TO NET
                                                                     REVENUE
                                                      -------------------------------------
                                                                FISCAL YEAR ENDED
                                                      -------------------------------------
                                                       SEPT. 29,    SEPT. 28,     OCT. 4,
                                                         1996         1997         1998
                                                      -----------  -----------  -----------
Net revenue.........................................       100.0%       100.0%       100.0%
Cost of net revenue.................................        75.8         73.9         75.2
                                                           -----        -----        -----
Gross profit........................................        24.2         26.1         24.8
Selling, general and administrative expenses........        13.2         13.2         11.4
                                                           -----        -----        -----
Income from operations..............................        11.0         12.9         13.4
Net interest income (expense).......................        (0.5)          --         (0.7)
                                                           -----        -----        -----
Income before minority interest and income tax
  expense...........................................        10.5         12.9         12.7
Minority interest...................................          --           --         (0.5)
                                                           -----        -----        -----
Income before income tax expense....................        10.5         12.9         12.2
Income tax expense..................................         4.2          5.4          5.3
                                                           -----        -----        -----
Net income..........................................         6.3%         7.5%         6.9%
                                                           -----        -----        -----
                                                           -----        -----        -----


FISCAL 1998 COMPARED TO FISCAL 1997

       NET REVENUE. Net revenue increased $106.8 million, or 56.0%, to $297.6 million in fiscal 1998 from $190.8 million in fiscal 1997. All four client sectors continued to show net revenue increases in actual dollars. These increases were attributable to increases in our existing Federal government contracts, the introduction of new lines of service in our communications business and to companies acquired in fiscal 1998. As a percentage of net revenue, increases were realized in the private sector. Net revenue from the companies acquired in fiscal 1998 totaled $72.0 million. Excluding the net revenue from these companies, we realized 18.2% growth in our net revenue. Gross revenue increased $136.2 million, or 55.2%, to $382.9 million in fiscal 1998 from $246.8 million in fiscal 1997. In fiscal 1998, subcontractor costs comprised 22.3% of gross revenue compared to 22.7% for fiscal 1997.

       COST OF NET REVENUE. Cost of net revenue increased $82.9 million, or 58.8%, to $223.9 million in fiscal 1998 from $141.0 million in fiscal 1997. As a percentage of net revenue, cost of net revenue increased from 73.9% in fiscal 1997 to 75.2% in fiscal 1998. This increase was primarily attributable to higher costs of Federal government contracts, as well as costs incurred in connection with the additional net revenue from the acquired companies. Professional compensation, the largest component of our cost of net revenue, rose as the number of our employees increased by 1,400 or 61.9%, to 3,662 in fiscal 1998 from 2,262 in fiscal 1997. Excluding the employees provided from acquired companies, our number of employees increased by 265, or 11.7%. Gross profit increased $24.0 million, or 48.1%, to $73.7 million in fiscal 1998 from $49.8 million in fiscal 1997. However, as a percentage of net revenue, gross profit decreased from 26.1% in fiscal 1997 to 24.8% in fiscal 1998, primarily due to a change in the relative mix of our Federal government contracts.

       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased $8.7 million, or 34.7%, to $33.9 million in fiscal 1998 from $25.2 million in fiscal 1997. This increase was primarily attributable to additional headquarters' costs associated with centralizing corporate functions as well as additional amortization expense relating to acquired companies. As a percentage of net revenue, SG&A expenses decreased from 13.2% in fiscal 1997 to 11.4% in fiscal 1998 due to operating efficiencies. The amortization expenses related to acquisitions increased $1.4 million, or 89.1%, to $3.0 million in fiscal 1998 from $1.6 million in fiscal 1997.

       NET INTEREST EXPENSE. Net interest expense increased from less than $0.1 million to $1.9 million from fiscal 1997 to fiscal 1998. This increase was primarily attributable to the financing and working capital needs of certain acquisitions.

       INCOME TAX EXPENSE. Income tax expense increased $5.6 million, or 54.2% to $15.9 million in fiscal 1998 from $10.3 million in fiscal 1997. This increase was due to higher income before income taxes and an increase in our effective tax rate from 42.0% in fiscal 1997 to 43.6% in fiscal 1998. This increase was primarily attributable to amortization amounts which were not tax deductible.

FISCAL 1997 COMPARED TO FISCAL 1996

       NET REVENUE. Net revenue increased $29.8 million, or 18.5%, to $190.8 million in fiscal 1997 from $161.0 million in fiscal 1996. The increase in net revenue was primarily attributable to revenue associated with companies acquired in fiscal 1997 which totaled $24.6 million. Despite the weakened condition of the environmental industry, which was impacted by the decrease in Federal government activity, we attained a 3.2% growth in our net revenue, excluding revenue related to acquired companies. Gross revenue increased $26.7 million, or 12.1%, to $246.8 million in fiscal 1997 from $220.1 million in fiscal 1996. In fiscal 1997, subcontractor costs were 22.7% of gross revenue, compared to 26.8% for fiscal 1996. This decrease was due to the nature of the projects undertaken.

       COST OF NET REVENUE. Cost of net revenue increased $18.9 million, or 15.5%, to $141.0 million in fiscal 1997 from $122.1 million in fiscal 1996. This increase was primarily attributable to costs incurred in connection with the additional net revenue from the acquired companies. As a percentage of net revenue, cost of net revenue decreased from 75.8% in fiscal 1996 to 73.9% in fiscal 1997. Professional compensation, the largest component of our cost of net revenue, rose as the number of employees increased by 363, or 19.1%, to 2,262 in fiscal 1997 from 1,899 in fiscal 1996. Excluding the employees provided from acquired companies, our number of employees remained relatively flat. Gross profit increased $10.8 million, or 27.8%, to $49.8 million in fiscal 1997 from $39.0 million in fiscal 1996, primarily due to efficiencies in operations, acquisitions and higher profit margins realized in the acquired businesses in the communications industry.

       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased $4.0 million, or 18.6%, to $25.2 million in fiscal 1997 from $21.2 million in fiscal 1996. However, as a percentage of net revenue, SG&A expenses remained flat at 13.2% for fiscal 1997. The amortization of intangible assets relating to acquisitions increased $0.4 million, or 29.8%, to $1.6 million in fiscal 1997 from $1.2 million in fiscal 1996.

       NET INTEREST EXPENSE. Net interest expense decreased $0.8 million to less than $0.1 million in fiscal 1997 due to the reduction of the average outstanding borrowings from fiscal 1996 to fiscal 1997.

       INCOME TAX EXPENSE. Income tax expense increased $3.4 million, or 50.6%, to $10.3 million in fiscal 1997 from $6.9 million in fiscal 1996. Our effective tax rate increased from 40.4% in fiscal 1996 to 42.0% in fiscal 1997. This increase was primarily attributable to amortization amounts which were not tax deductible.

UNAUDITED QUARTERLY OPERATING RESULTS

       The following tables set forth certain unaudited quarterly operating results for each of our last three fiscal years ended September 29, 1996, September 28, 1997 and October 4, 1998. This data is also expressed as a percentage of net revenue for the respective quarters. The information has been derived from unaudited consolidated financial statements that, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                             FISCAL 1996 QUARTER ENDED                     FISCAL 1997 QUARTER ENDED
                                 --------------------------------------------------  -------------------------------------
                                  DEC. 31,     MAR. 31,     JUN. 30,     SEP. 29,     DEC. 29,     MAR. 30,     JUN. 29,
                                    1995         1996         1996         1996         1996         1997         1997
                                 -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                      (In thousands)
Net revenue....................   $  38,023    $  40,076    $  40,314    $  42,624    $  40,423    $  43,914    $  48,621
Cost of net revenue............      29,483       30,676       30,479       31,446       31,051       33,367       35,660
                                 -----------  -----------  -----------  -----------  -----------  -----------  -----------
Gross profit...................       8,540        9,400        9,835       11,178        9,372       10,547       12,961
Selling, general and
   administrative expenses.....       4,810        5,281        5,329        5,798        4,979        5,655        6,754
                                 -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income from operations.........       3,730        4,119        4,506        5,380        4,393        4,892        6,207
Net interest income
   (expense)...................        (348)        (291)        (131)          (6)          49           31            4
                                 -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income before minority interest
   and income tax expense......       3,382        3,828        4,375        5,374        4,442        4,923        6,211
Minority interest..............          --           --           --           --           --           --           --
                                 -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income before income tax
   expense.....................       3,382        3,828        4,375        5,374        4,442        4,923        6,211
Income tax expense.............       1,353        1,531        1,750        2,220        1,846        2,051        2,567
                                 -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income.....................   $   2,029    $   2,297    $   2,625    $   3,154    $   2,596    $   2,872    $   3,644
                                 -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                 -----------  -----------  -----------  -----------  -----------  -----------  -----------

                                                         FISCAL 1998 QUARTER ENDED
                                              ------------------------------------------------
                                  SEP. 28,     DEC. 28,     MAR. 29,     JUN. 28,     OCT. 4,
                                    1997         1997         1998         1998        1998
                                 -----------  -----------  -----------  -----------  ---------

Net revenue....................   $  57,833    $  53,664    $  71,806    $  75,149   $  96,978
Cost of net revenue............      40,941       40,339       54,786       54,405      74,341
                                 -----------  -----------  -----------  -----------  ---------
Gross profit...................      16,892       13,325       17,020       20,744      22,637
Selling, general and
   administrative expenses.....       7,785        6,146        8,148        9,333      10,286
                                 -----------  -----------  -----------  -----------  ---------
Income from operations.........       9,107        7,179        8,872       11,411      12,351
Net interest income
   (expense)...................        (104)         (73)        (596)        (510)       (731)
                                 -----------  -----------  -----------  -----------  ---------
Income before minority interest
   and income tax expense......       9,003        7,106        8,276       10,901      11,620
Minority interest..............          --           --          203        1,194          --
                                 -----------  -----------  -----------  -----------  ---------
Income before income tax
   expense.....................       9,003        7,106        8,073        9,707      11,620
Income tax expense.............       3,859        3,055        3,552        4,214       5,099
                                 -----------  -----------  -----------  -----------  ---------
Net income.....................   $   5,144    $   4,051    $   4,521    $   5,493   $   6,521
                                 -----------  -----------  -----------  -----------  ---------
                                 -----------  -----------  -----------  -----------  ---------

                                             FISCAL 1996 QUARTER ENDED                     FISCAL 1997 QUARTER ENDED
                                 --------------------------------------------------  -------------------------------------
                                  DEC. 31,     MAR. 31,     JUN. 30,     SEP. 29,     DEC. 29,     MAR. 30,     JUN. 29,
                                    1995         1996         1996         1996         1996         1997         1997
                                 -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net revenue....................       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of net revenue............        77.5         76.5         75.6         73.8         76.8         76.0         73.3
                                      -----        -----        -----        -----        -----        -----        -----
Gross profit...................        22.5         23.5         24.4         26.2         23.2         24.0         26.7
Selling, general and
   administrative expenses.....        12.7         13.2         13.2         13.6         12.3         12.9         13.9
                                      -----        -----        -----        -----        -----        -----        -----
Income from operations.........         9.8         10.3         11.2         12.6         10.9         11.1         12.8
Net interest income
   (expense)...................        (0.9)        (0.7)        (0.3)          --          0.1          0.1           --
                                      -----        -----        -----        -----        -----        -----        -----
Income before minority interest
   and income tax expense......         8.9          9.6         10.9         12.6         11.0         11.2         12.8
Minority interest..............          --           --           --           --           --           --           --
                                      -----        -----        -----        -----        -----        -----        -----
Income before income tax
   expense.....................         8.9          9.6         10.9         12.6         11.0         11.2         12.8
Income tax expense.............         3.6          3.8          4.3          5.2          4.6          4.7          5.3
                                      -----        -----        -----        -----        -----        -----        -----
Net income.....................         5.3%         5.7%         6.5%         7.4%         6.4%         6.5%         7.5%
                                      -----        -----        -----        -----        -----        -----        -----
                                      -----        -----        -----        -----        -----        -----        -----

                                                          FISCAL 1998 QUARTER ENDED
                                              --------------------------------------------------
                                  SEP. 28,     DEC. 28,     MAR. 29,     JUN. 28,      OCT. 4,
                                    1997         1997         1998         1998         1998
                                 -----------  -----------  -----------  -----------  -----------
Net revenue....................       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of net revenue............        70.8         75.2         76.3         72.4         76.7
                                      -----        -----        -----        -----        -----
Gross profit...................        29.2         24.8         23.7         27.6         23.3
Selling, general and
   administrative expenses.....        13.5         11.5         11.3         12.4         10.6
                                      -----        -----        -----        -----        -----
Income from operations.........        15.7         13.4         12.4         15.2         12.7
Net interest income
   (expense)...................        (0.2)        (0.1)        (0.8)        (0.7)        (0.8)
                                      -----        -----        -----        -----        -----
Income before minority interest
   and income tax expense......        15.6         13.2         11.5         14.5         12.0
Minority interest..............          --           --          0.3          1.6           --
                                      -----        -----        -----        -----        -----
Income before income tax
   expense.....................        15.6         13.2         11.2         12.9         12.0
Income tax expense.............         6.7          5.7          4.9          5.6          5.3
                                      -----        -----        -----        -----        -----
Net income.....................         8.9%         7.5%         6.3%         7.3%         6.7%
                                      -----        -----        -----        -----        -----
                                      -----        -----        -----        -----        -----

       Our revenues and operating results fluctuate from quarter to quarter as a result of a number of factors, such as: (1) the seasonality of the spending cycle of our public sector clients, notably the Federal government; (2) employee hiring and utilization rates; (3) the number and significance of client engagements commenced and completed during a quarter; (4) delays incurred in connection with an engagement; (5) the ability of clients to terminate engagements without penalties; (6) the size and scope of engagements; (7) the timing and size of the return on investment capital; and (8) general economic and political conditions. Variations in any of these factors can cause significant variations in operating results from quarter to quarter and could result in losses.

LIQUIDITY AND CAPITAL RESOURCES


       As of October 4, 1998, our working capital was $77.0 million, an increase of $34.5 million from $42.5 million on September 28, 1997, of which cash and cash equivalents totaled $4.9 million. In fiscal 1998, we augmented cash used in operations with borrowings under our credit facility. In fiscal 1998, $6.6 million was used in operating activities and $41.3 million was used in investing activities, of which $37.8 million was related to business acquisitions. In fiscal 1997, we generated $1.1 million from operating activities and used $3.8 million in investing activities, of which $1.2 million was related to business acquisitions. The decreases in cash from operating activities in fiscal 1998 and fiscal 1997 primarily resulted from the payment of liabilities assumed in connection with fiscal 1998 acquisitions of approximately $6.4 million as well as the acquisitions of Whalen & Company, Inc. in fiscal 1997 and McNamee, Porter & Seeley, Inc. in fiscal 1998. In these acquisitions we agreed that we would not acquire the accounts receivable. As a result, we experienced a lag in cash flow to fund the business' operations. As an ongoing effort, we attempt to increase our efficiencies in the timing of billings and the collection of receivables. Our capital expenditures during fiscal years 1996, 1997, and 1998 were approximately $2.4 million, $2.6 million and $3.5 million, respectively. The expenditures were primarily for computer equipment, leasehold improvements and office expansion.

       We have a credit agreement with a bank (the "Credit Agreement") which, as of October 4, 1998, provided us with a revolving credit facility (the "Facility") of $70.0 million. The Credit Agreement provides for mandatory reductions of $5.0 million on December 15, 1998 and December 15, 1999. We amended the Credit Agreement during fiscal 1998 in order to accommodate the fiscal 1998 acquisitions as well as to position ourselves to pursue future acquisitions. The Facility matures on December 15, 2000 or earlier at our discretion upon payment in full of loans and other obligations. Throughout fiscal 1998, maximum borrowings under the Facility were $49.0 million. At October 4, 1998, borrowings and standby letters of credit totaled $47.0 million and $2.2 million, respectively.


       We expect that internally generated funds, our existing cash balances, proceeds from this offering and availability under the Credit Agreement will be sufficient to meet our capital requirements through the end of fiscal 1999.


       We continuously evaluate the marketplace for strategic acquisition opportunities. Once an opportunity is identified, we examine the effect an acquisition may have on the business environment, as well as on our results of operations. We proceed with an acquisition if we determine that the acquisition is anticipated to have an accretive effect on future operations. However, as successful integration and implementation are essential to achieve favorable results, no assurances can be given that all acquisitions will provide accretive results. Our strategy is to position ourselves to address existing and emerging markets. We view acquisitions as a key component of our growth strategy, and we intend to use both cash and our securities, as we deem appropriate, to fund such acquisitions.

       We believe our operations have not been and, in the foreseeable future, we do not expect to be materially adversely affected by inflation or changing prices.

RECENTLY ISSUED FINANCIAL STANDARDS

       In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 128, EARNINGS PER SHARE, which we adopted in fiscal year 1998. The Statement replaces the presentation of primary EPS with a presentation of basic EPS, which excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. The Statement also requires the dual presentation of basic and diluted EPS on the face of the income statement for all companies with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. EPS has been retroactively restated to reflect the requirements of SFAS No. 128.

       In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. The Statement is effective for fiscal years beginning after December 15, 1997. The Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. We will adopt this Statement in fiscal year 1999.

       In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. The Statement is effective for fiscal years beginning after December 15, 1997. The Statement establishes standards for the way that public business enterprises report information about operating segments as well as related disclosures about products and services, geographic areas, and major clients. The Statement also requires that a public business report descriptive information about the way that the operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period. The Statement need not be applied to interim financial statements in the initial year of its application. We have not completed our analysis of the effect of SFAS No. 131 on our financial statements. We will adopt this Statement in fiscal year 1999.

       In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES. The Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Statement requires companies to recognize all derivative instruments on their balance sheet as either assets or liabilities measured at fair value. The Statement also specifies a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. We will adopt this Statement in fiscal year 2001.

MARKET RISKS

       We currently utilize no material derivative financial instruments which expose us to significant market risk. We are exposed to cash flow risk due to interest rate fluctuations with respect to our long-term debt. At our option, we borrow on our Facility (a) at a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. Borrowings at the base rate have no designated term and may be repaid without penalty anytime prior to the Facility's maturity date. Borrowings at a eurodollar rate have a term no less than 30 days and no greater than 90 days. Typically, at the end of such term, such borrowings may be rolled over at our discretion into either a borrowing at the base rate or a borrowing at a eurodollar rate with similar terms, not to exceed the maturity date of the Facility. The Facility matures on December 15, 2000 or earlier at our discretion upon payment in full of loans and other obligations. Accordingly, we classify total outstanding debt between current liabilities and long-term debt based on anticipated payments within and beyond one year's period of time. Without giving effect to the use of the proceeds we receive from the sale of our common stock in this offering, we presently anticipate repaying our long-term debt in the amounts of $14,065,000, $15,546,000 and $18,000,000 in fiscal 1999, 2000 and 2001, respectively.
Assuming we pay our long-term debt in such amounts ratably throughout the year, and our average interest rate on our long-term debt increases or decreases by one percentage point, our interest expense would increase or decrease by $406,000, $258,000 and $90,000 in fiscal 1999, 2000 and 2001, respectively.
However, there can be no assurance that we will, or will be able to, repay our long-term debt in the manner described. For example, we could incur additional debt under the Facility or our operating results could be worse than we expect.

YEAR 2000

       We are working to resolve the potential impact of the year 2000 on our business operations and the ability of our computerized information systems to accurately process information that may be date-sensitive.

Any of our programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures.

       We utilize a number of computer programs across our entire operation. The primary information technology (IT) systems we utilize are (1) the accounting and financial systems which include general ledger, accounts payable, accounts receivable, billing and collection, fixed assets, job cost accounting and payroll and (2) human resource information management systems. We do not believe we have a material amount of non-IT systems on which we rely.

       We have established both a year 2000 review committee and a year 2000 action team. The purpose of the review committee is to develop and communicate our year 2000 plan to achieve our year 2000 compliance mission. The purpose of the action team is to identify, remediate and implement plans to resolve our year 2000 related issues. Through the review committee and the action team, we are in the process of completing our full assessment of all issues relating to the year 2000. We have developed questionnaires regarding year 2000 readiness to be used internally and externally. We have completed our internal assessment and we are in the process of assessing the year 2000 issues of our clients and vendors. Based on the information collected to date, we do not believe that the cost of addressing our year 2000 issues will have a material adverse impact on our financial position. We plan to devote all resources required to resolve any significant year 2000 issues in a timely manner.

      STATE OF READINESS

       We began our risk assessment in 1995. Since that time we have procured and implemented certain accounting and financial reporting systems as well as contract administration and billing systems that have been certified as year 2000 compliant by our vendors. Currently, approximately 72% of our gross revenue is recognized on these year 2000 compliant systems. We have successfully converted seven of our 18 operating units to these year 2000 compliant systems. We are planning to convert four additional operating units by July 1999. The operating units that will not be converted to the systems currently in place are in the process of upgrading their existing systems to a year 2000 compliant version or will procure and implement year 2000 compliant software. In all cases, we believe that our financial and accounting systems will be year 2000 compliant in a timely manner and will not be materially impacted by the year 2000.

       We are currently installing a year 2000 compliant human resource information management system. Ten operating units including our corporate units will be supported by this system. The anticipated completion date is April 1999. We plan to convert the remaining operating units following April 1999. In all cases, we believe that our human resource management information systems will be year 2000 compliant in a timely manner and will not be materially impacted by the year 2000.

       We have expended or obligated approximately $2.6 million on the procurement of these systems, the conversion of data from legacy systems to these systems, and on the implementation and testing of these systems.

       We have extensive business with the Federal government. Should the Federal government, specifically the Department of Defense, experience significant business interuptions relating to non-year 2000 compliance, we could be materially impacted. To the extent that other third parties upon which we rely, such as banking institutions, clients and vendors, are unable to address their year 2000 issues in a timely manner, we could be materially impacted. We believe that the worst case scenario relating to the year 2000 would be an extensive period of time in which the Federal government and other third parties could not process payments promptly.

      RISKS

       We believe the risks associated with non-year 2000 compliance include:

          - Our inability to invoice and process payments;

          - Our inability to produce accurate and timely financials;

          - The impact on our cash flow and working capital needs;

          - The impact on our profitability; and

          - Our potential liability to third parties for not meeting contracted deliverables.

      CONTINGENCY PLANS

       We currently do not have formal contingency plans for the failure of our financial and accounting systems. We have substantial experience in the conversion process from multiple legacy systems to our current year 2000 certified systems. We have an experienced and dedicated staff to perform the functions identified and are reasonably confident that the projected conversions will be accomplished as projected.

       We currently do not have formal contingency plans for the failure of our human resource information management system. Our implementation strategy is to install the system as simply as possible, with little customization. Our vendor supports our implementation strategy and has agreed to a financial penalty if the implementation is not achieved within three months, or by April 1999. If the implementation is not achieved by April 1999, we believe there will still be sufficient time to meet the year 2000 deadline.

       We maintain, as a matter of policy and practice, mitigation plans in the event of systems failure which include regular backup of historical information.

                                    BUSINESS

       Tetra Tech, Inc. is a leading provider of specialized management consulting and technical services in three principal business areas: resource management, infrastructure and communications. As a specialized management consultant, we assist our clients in defining problems and developing innovative and cost-effective solutions. Our management consulting services are complemented by our technical services. These technical services, which implement solutions, include research and development, applied science, engineering and architectural design, construction management, and operations and maintenance. Our clients include a diverse base of public and private organizations located in the United States and internationally.


       Since our initial public offering in December 1991, we have increased the size and scope of our business and have expanded our service offerings through a series of strategic acquisitions and internal growth. As of the end of our last fiscal year, we had more than 3,600 employees worldwide, 3,500 of whom are located in North America in more than 100 locations. In addition, we have established a presence in Asia, South America and Europe. From fiscal 1991 through fiscal 1998, we generated a net revenue compounded annual growth rate of approximately 34.2%, and achieved a net income compounded annual growth rate of approximately 36.4%.


INDUSTRY OVERVIEW

       Due to increased competition, changing regulatory environments and rapid technological advancement, many organizations face new and complex challenges. Increasingly, these organizations are turning to professional services firms to assist them with addressing these challenges. Since each industry presents its own unique set of challenges, organizations often seek professional service firms with industry-specific expertise to analyze their problems and develop appropriate solutions. These solutions are then implemented by firms possessing the required engineering and technical service capabilities. Each of the following three business areas faces its own unique set of problems:

       RESOURCE MANAGEMENT. The world's natural resources, including water, air and soil, are interdependent, creating a delicate balance. Factors such as agricultural and residential development, commercial construction and industrialization often upset this balance. Public concern over environmental issues, especially water quality and availability, has been a driving force behind numerous laws and regulations that are designed to prevent environmental degradation and mandate restorative measures. To comply with environmental laws and regulations, respond to public pressure and attain operating efficiencies, public and private organizations are increasing their focus on resource management. Two areas particularly affected by these trends are water management and waste management.

             - Water Management. Insufficient water supplies, concern over the cost, quality and availability of water and the need in many parts of the world to replace aging infrastructure used to capture, safeguard and distribute water are critical social and economic concerns. According to the U.S. Environmental Protection Agency (EPA), contamination of groundwater and surface water resulting from agricultural, residential, commercial and industrial development is one of the most serious environmental problems facing the United States. To alleviate these social and economic concerns, public and private organizations seek water management advice. According to the ENVIRONMENTAL BUSINESS JOURNAL, the size of the consulting, engineering services and wastewater treatment segments of the water management industry totaled more than $30 billion in 1997.

             - Waste Management. In the past, many waste disposal practices caused significant environmental damage. Since the 1970s, more stringent controls on municipal and industrial waste have been established by governments around the world to protect the environment. Recently, the Federal government has committed approximately $15 billion to various environmental initiatives in an attempt to curb pollution, accelerate toxic waste cleanups and combat other forms of pollution. Organizations seek waste management advice to comply with complex and evolving environmental regulations, to minimize the economic impact of waste generation and disposal, and to realize significant costs savings through increased operating efficiencies.

       INFRASTRUCTURE. Continued population and economic growth places significant strain on an overburdened infrastructure, thereby requiring additional development. This development includes water and wastewater treatment plants, roads, pipelines, communication and power networks, and educational, recreational and correctional facilities. Additionally, as existing facilities age, they require upgrading or replacement. Further, the trend toward privatization of infrastructure is causing public and private organizations that develop and maintain these facilities to evaluate their cost structures and establish more efficient systems. These factors drive the need for development and planning services that are often provided by consulting firms. According to the ENGINEERING NEWS-RECORD, the market opportunity in the United States for technical services in infrastructure development including water and wastewater, transportation, hazardous waste, and educational, recreational and correctional facilities, ranges from $15 to $20 billion.

       COMMUNICATIONS. Technological change and government deregulation have spurred sweeping changes in the communications industry. Local and long-distance telephone companies, cable operators and wireless service providers are penetrating each other's markets and trying to establish a foothold in new markets created by new technologies. For example, traditional cable operators are installing advanced capabilities such as digital cable, cable modem, cable telephony and other high-speed data transmission services. At the same time, various service providers are consolidating in order to offer their subscribers a comprehensive set of services and to maintain dominance in their markets. As these trends continue, network service providers will increasingly turn to professional service firms for advice and assistance in planning, deploying and maintaining their communications networks.

       Organizations within each of the above business areas face unique problems but often lack the internal resources and experience necessary to identify issues and evaluate possible solutions. As a result, many of these organizations rely on advice from outside management consultants. Most consulting companies provide limited front-end problem assessment and solution design and require clients to engage other engineering and technical services companies to implement recommended solutions. A significant opportunity exists for consulting companies that not only develop, but also implement, solutions. These professional service firms are often in the best position to help clients respond to the challenges they face.

THE TETRA TECH SOLUTION

       Tetra Tech provides the specialized management consulting services that assist clients in identifying industry-specific problems and defining appropriate solutions. We also provide the technical services required to implement these solutions. We believe that we are a leader in this market and that the following factors distinguish us from our competitors:

       UNDERSTANDING CLIENT NEEDS. The ability to identify client needs is essential to strategic planning and execution. Even before the proposal process begins, we assist our clients by helping them define their business objectives and strategies and identify issues that are critical to their success. We strive to develop numerous contacts at various levels within our clients' organizations to help us identify the key issues from a variety of perspectives. We believe that our long history and exposure to a broad client base increase our awareness of the issues being confronted by organizations and thereby help us identify and solve our clients' problems.

       CAPITALIZING ON OUR EXTENSIVE TECHNICAL EXPERIENCE. Since our inception in 1966, we have provided innovative consulting and engineering services, historically focusing on cost-effective solutions to water resource management and environmental problems. We have been successful in leveraging this foundation of scientific and engineering capabilities into other areas, including infrastructure and communications. Our services are provided by a wide range of professionals including: archaeologists, biologists, chemical engineers, chemists, civil engineers, computer scientists, economists, electrical engineers, environmental engineers, environmental scientists, geologists, hydrogeologists, mechanical engineers, oceanographers and toxicologists. Because of the experience that we have gained from thousands of completed projects, we often are able to apply proven solutions to client problems without the time-consuming process of developing new approaches.

       OFFERING A FULL RANGE OF SERVICES. Our depth of consulting and technical skills allows us to respond to client needs at every phase of a project, including initial planning, research and development, applied science, engineering and architectural design, and construction management. Once a particular project is completed, we are able to offer our clients additional value-added services such as operations and maintenance. Our expertise across industries and our broad service offerings enable us to be a single source provider to our clients.

       PROVIDING BROAD GEOGRAPHIC COVERAGE AND LOCAL EXPERTISE. We believe that proximity to our clients is instrumental to understanding their needs and delivering comprehensive services. We have significantly broadened our geographic presence in recent years through strategic acquisitions and internal growth. Our historical geographic base was primarily in the western portion of the United States. However, we currently have operations in more than 40 states. We have also increased our international presence, and we now have operations in Canada, Taiwan, the Philippines, Argentina, Chile, Brazil and the Czech Republic.

COMPANY STRATEGY

       Our objective is to become the leading provider of specialized management consulting and technical services in our chosen business areas. To achieve this objective, we plan to continue the following primary strategies that we believe have been integral to our success:

       IDENTIFY AND EXPAND INTO NEW BUSINESS AREAS. We use our management consulting services and certain of our technical services as an entry point to evaluate and to enter new business areas. After our consulting practice is established in a new business area, we can expand our operations by offering additional technical services. For example, based on our provision of site acquisition services to communications industry participants, we identified infrastructure services within the communications industry as an appropriate area into which we could expand our operations.

       EXPAND SERVICE OFFERINGS AND GEOGRAPHIC PRESENCE THROUGH
ACQUISITIONS. We believe that acquisition opportunities exist that will allow us to continue our growth in selected business areas, broaden our service offerings and extend our geographic presence. We intend to make acquisitions that will enable us to consolidate our position in certain key business areas, such as communications, or further strengthen our position in our more established service offerings. We believe that our reputation and public company status make us an attractive partner and provide us with an advantage in pursuing acquisitions.

       FOCUS ON GOVERNMENT PROJECTS. We intend to continue marketing to government organizations and bidding for government projects to stay on the leading edge of policy development. This experience helps us identify market opportunities and enhances our ability to serve other public and private clients.
Additionally, government contracts provide more predictable revenues than private sector contracts.

       MANAGE INTERNAL FINANCIAL CONTROLS. We take a disciplined approach to monitoring, managing and improving our return on investment in each of our business areas through the prompt billing and collection of accounts receivables, the negotiation of favorable contract terms and the management of our contract performance to prevent cost overruns. We believe that this approach to managing our financial affairs enables us to improve our cash position and thereby fund acquisitions and internal growth.

       LEVERAGE EXISTING CLIENT BASE. Some of our clients engage us to provide limited services. We believe that we can increase our revenue by selling additional services to our existing client base. For example, we may be able to secure an operations and maintenance contract after working with a client on the design and construction phases of a facility. In addition, we believe that our ability to offer a full spectrum of services will allow us to grow our business and compete more effectively for larger projects.

SERVICES

       We provide our clients with comprehensive management consulting and technical services that focus on our clients' industry-specific needs. We offer these services individually or as part of our full service approach to problem solving. We are currently performing services under 1,000 active contracts, ranging from small site investigations to large, complex infrastructure projects. Our service offerings include:

      - MANAGEMENT CONSULTING to assist clients in identifying and addressing operational and competitive problems they face within their industries;

      - RESEARCH AND DEVELOPMENT to formulate solutions to complex problems and develop advanced computer simulation techniques for modeling problems, ranging from microscopic to global;

      - APPLIED SCIENCE to assess all aspects of problems and develop practical and cost-effective solutions through the application of new technology and data interpretation;

      - ENGINEERING AND ARCHITECTURAL DESIGN to provide services from concept development and initial planning and design through project completion;

      - CONSTRUCTION MANAGEMENT to provide experienced and specialized construction managers to assist clients in minimizing the risk of cost overruns, delays and contractual conflicts; and

      - OPERATIONS AND MAINTENANCE to allow clients to outsource routine functions, permitting them to streamline contractor relationships and reduce operating costs.

BUSINESS AREAS

       We provide our services in the following three principal business areas: resource management, infrastructure and communications.

RESOURCE MANAGEMENT

       One of our major concentrations is water resource management, where we have a leadership position in understanding the interrelationships of water quality and human activities. We support high priority government programs for water quality improvement, environmental restoration, productive reuse of defense facilities and strategic environmental resource planning. We provide comprehensive services, including management consulting, research and development, applied science, engineering and architectural design, construction management, and operations and maintenance. Our service offerings in the resource management business area are focused on the following project areas:

      Surface Water Projects: Public concern with the quality of rivers, lakes and streams as well as coastal and marine waters and the ensuing legislative and regulatory response is driving demand for our services. Over the past 32 years, we have developed a specialized set of technical skills that positions us to compete effectively for surface water and watershed management projects. We provide water resource services to government clients such as the

      EPA, the Department of Defense (DOD) and the Department of Energy (DOE), and to a broad base of private sector clients including those in the chemical, pharmaceutical, utility, aerospace and petroleum industries. We also provide surface water services to state and local agencies, particularly in the area of watershed management.

      Groundwater Projects: Groundwater is the source of drinking water for approximately 50% of the U.S. population and accounts for approximately 25% of all water consumed for residential, industrial and agricultural purposes. Our activities in the groundwater field are diverse and typically include projects such as investigating and identifying sources of chemical contamination, examining the extent of contamination, analyzing the speed and direction of contamination migration, and designing and evaluating remedial alternatives. In addition, we conduct monitoring studies to assess the effectiveness of groundwater treatment and extraction wells.

      Waste Management Projects: We currently provide a wide range of engineering and consulting services for hazardous waste contamination and remediation projects, from initial site assessment through design and implementation phases of remedial solutions. In addition, we perform risk assessments to determine the probability of adverse health effects that may result from exposure to toxic substances. We also provide waste minimization and pollution prevention services, and evaluate the effectiveness of innovative technologies and novel solutions to environmental problems.

      Nuclear Environmental Projects: The DOE's nuclear weapons plants and research laboratories face a wide variety of environmental challenges including groundwater and surface water contamination, hazardous waste management and environmental compliance. Our services include environmental impact analyses and documentation, environmental audits and risk assessments, regulatory compliance support, groundwater characterization, remedial investigation/feasibility studies, and project management and oversight. Our environmental analyses provide the DOE with information it requires in order to make decisions regarding the storage or disposition of surplus materials from dismantled nuclear weapon components.

      Regulatory Compliance Projects: Our regulatory compliance services include advising our clients on the full spectrum of regulatory requirements under the Resource Conservation and Recovery Act, the Clean Water Act, the Clean Air Act, the National Environmental Policy Act and other environmental laws. Although we provide services to both public and private clients, our current emphasis is on providing regulatory compliance services to the Army, Navy and Air Force.

INFRASTRUCTURE

       In the infrastructure area, we focus on the development of water resource projects, institutional facilities, commercial, recreational and leisure facilities and transportation projects. These facilities are an essential part of everyday life and also sustain economic activity and the quality of life. Our engineers, architects and planners work in partnership with our clients to provide adequate infrastructure development within their financial constraints. We assist clients with infrastructure projects by providing management consulting, engineering and architectural design, construction management, and operations and maintenance. Our service offerings in the infrastructure business area are focused on the following project areas:

      Water Resource Projects: Our technical services are applied to all aspects of water quantity and quality management ranging from stormwater management through drainage and flood control projects to major water and wastewater treatment plants. Our experience includes planning, design and construction services for drinking water projects, the design of water treatment facilities and reservoirs, and the design of distribution systems including pipelines and pump stations. Our capabilities are also applied to specialized technical challenges associated with the design and construction of fisheries and hatcheries worldwide.

      Institutional Facilities Projects: We provide architectural engineering and construction services for projects including site planning for land development, complete architectural design, interior design, civil/structural engineering and mechanical/electrical engineering of multi-story facilities. We have completed engineering and construction projects for a wide range of clients with specialized needs such as security systems, clean rooms, laboratories and emergency preparedness facilities.

      Commercial, Recreational and Leisure Facilities Projects: We specialize in the planning and design of water-related entertainment and leisure facilities from theme park attractions to large marine aquariums. Our projects also include hotels, parks, visitor centers and marinas. We have designed complex aquatic life support systems and provided structural, civil and mechanical engineering and design of interpretive exhibits for a series of large aquarium projects worldwide.

      Transportation Projects: We provide architectural, engineering and construction services for transportation projects to improve public safety and mobility. Our projects include roadway improvements, commuter railway stations and expansion of airports. We have also completed numerous transportation projects including bridges, major highways, and repair, replacement and upgrading of older transportation facilities.

COMMUNICATIONS

       In the communications area, we focus on the delivery of technical solutions necessary to build and manage communications infrastructure projects. Our capabilities support a wide range of technologies including broadband and wireless communications. Our communications clients seek management consulting, applied science, engineering and architectural design, and construction management services. Our service offerings in the communications business area are focused on the following project areas:

      Network Feasibility Projects: We apply our technical services to all aspects of assessing the feasibility of network systems development, expansion and upgrades for our clients. Our experience includes feasibility and remote site selection studies, cost-benefit modeling and market assessments. We also assist network service providers with technical requirements definition, sensitivity/risk analysis and key economic projections.

      Network Planning Projects: We specialize in network planning, including short- and long-term network configuration and development planning. We develop outside plant designs, civil engineering and regulatory compliance assessment and support efforts. In addition, our projects have included employment analysis, staffing, logistics, planning, and materials provisioning and management.

      Network Engineering Projects: We provide a full range of onsite and offsite premises engineering and support services for projects ranging from developing computer aided design workprints to field surveys. Our experience includes digital evaluation and terrain modeling, right-of-way permitting and site acquisition for wireless and broadband networks. In addition, we have performed outside and inside plant design projects for twisted pair, coaxial fiber optic and copper cable networks, and wireless networks.

      Network Development Projects: We have performed both inside and outside plant projects for major network service providers in both the broadband and wireless sectors. Our construction projects include urban and long haul underground cable installation. We have also applied our capabilities to wireless cell site construction and aerial cable placement.

       The following table presents brief examples of specific projects in our three primary business areas:

---------------------------  --------------------------------------------------------
BUSINESS AREA
---------------------------                  REPRESENTATIVE PROJECTS
                             --------------------------------------------------------
RESOURCE MANAGEMENT          - Currently conducting a remedial design/remedial action
                             for contaminated groundwater at a Superfund site in
                               Hendersonville, North Carolina for a private
                               corporation.

                             - Currently providing program management and technical
                               support for the Comprehensive Long-term Environmental
                               Action Navy (CLEAN) program under several ten-year
                               contracts. Activities include installation,
                               restoration, base realignment and closure, and
                               underground storage tank programs.

                             - Currently serving as prime contractor for environmental operations and maintenance services at
                               Vandenberg Air Force Base in California. Also providing operations and maintenance services for a wastewater treatment plant and a hazardous waste collection plant, and air monitoring and other services.

INFRASTRUCTURE               - Completed the development and analysis of alternative
                             flood control measures for the Los Angeles River.

                             - Currently providing design and program management for
                               Taiwan's National Museum of Marine Biology/Aquarium.
                               Responsible for civil, structural and mechanical
                               engineering and for aquatic life support systems.
                               Designed water, wastewater and parking facilities.

                             - Selected by Texas Parks and Wildlife Department as the
                               prime contractor to plan and develop a new,
                               state-of-the-art, marine fish hatchery and visitor
                               center at Lake Jackson, Texas. Provided design and
                               construction administration, and engineering and
                               bioengineering for all life support systems.

COMMUNICATIONS               - Provided site acquisition, obtained entitlements,
                             supervised construction and installation of equipment,
                               and provided program management services for a
                               Canadian corporation.

                             - Supported the initiative to enhance Emergency 911 services and to improve the dispatch of emergency services to Henrico County near Richmond, Virginia.
                               Assisted in the buildout of the Emergency 911 communications network through installation of antennas, coaxial cables, microwave dishes and elliptical waveguides.

                             - Currently redesigning and reconstructing 25% of Tele-
                               Communications Inc.'s U.S. cable TV networks under a
                               turnkey contract.

CLIENTS


       We have developed a diverse client base of hundreds of clients both in the public and private sectors. During fiscal 1998, the DOD, EPA and DOE accounted for 26.2%, 17.1% and 3.5%, respectively, of our net revenue. Although agencies of the Federal government are among our most significant clients, we often support multiple programs within a single Federal agency. Our private sector clients include companies in the chemical, mining, pharmaceutical, aerospace, automotive, petroleum, communications and utility industries. No private sector client accounted for more than 10% of our net revenue in fiscal 1998.

       The following table presents a list of representative clients in our three primary business areas:

                                                  REPRESENTATIVE CLIENTS
------------------  ----------------------------------------------------------------------------------
  BUSINESS AREA         FEDERAL GOVERNMENT       STATE, COUNTY AND LOCAL          PRIVATE SECTOR
------------------  --------------------------  --------------------------  --------------------------
RESOURCE            U.S. Environmental          California Department of    Lockheed Martin
  MANAGEMENT        Protection Agency; U.S.     Health Services;            Corporation; Merck & Co.;
                    Air Force; U.S. Navy; U.S.  Washington Department of    General Electric Company;
                    Army; U.S. Coast Guard;     Ecology; Prince Georges     Westwood Squibb
                    U.S. Forest Service         County, Maryland; Clarmont  Pharmaceuticals, Inc.
                                                County, Ohio; City of San
                                                Jose, California

INFRASTRUCTURE      U.S. Army Corps of          City of Tucson, Arizona;    Universal Studios, Inc.;
                    Engineers; U.S. Bureau of   City of Breckenridge,       Boeing Corporation; E.I.
                    Reclamation; U.S. Air       Colorado; Washington        DuPont de Nemours and
                    Force; Federal Emergency    Department of               Company; Ford Motor
                    Management Agency           Transportation; City of     Company
                                                Detroit, Michigan; City of
                                                Portland, Oregon; Texas
                                                Parks and Wildlife
                                                Department; King County,
                                                Washington; Delaware
                                                Department of
                                                Transportation; Delaware
                                                Department of Corrections

COMMUNICATIONS                                  Henrico County, Virginia    AT&T Wireless Services;
                                                                            Nextel Communications,
                                                                            Inc.; AirTouch
                                                                            Communications, Inc.;
                                                                            Motorola, Inc.; Sprint
                                                                            Communications Company;
                                                                            TCI

CONTRACTS


       We enter into various types of contracts with our clients, including fixed-price, fixed-rate time and materials, cost-reimbursement plus fixed fee and cost-reimbursement plus fixed and award fee contracts. In fiscal 1998, 27.3%, 30.6% and 42.1% of our net revenue was derived from fixed-price, fixed-rate time and materials, and cost-reimbursement plus fixed fee and award fee contracts, respectively. Under a fixed-price contract, the client agrees to pay a specified price for our performance of the entire contract. Fixed-price contracts carry certain inherent risks, including risks of losses from underestimating costs, delays in project completion, problems with new technologies and economic and other changes that may occur over the contract period. Consequently, the profitability of fixed-price contracts may vary substantially. The amount of the fee received for a cost-reimbursement and award fee contract partially depends upon the government's discretionary periodic assessment of our performance on that contract. Our various clients determine which type of contract we enter into for a particular engagement.


       Some contracts made with the Federal government are subject to annual approval of funding. Federal government agencies may impose spending restrictions that limit the continued funding of our existing contracts with the Federal government and may limit our ability to obtain additional contracts. These limitations, if significant, could have a material adverse effect on us. To date, spending limitations have not had a significant effect on us. All contracts made with the Federal government may be terminated by the government at any time, with or without cause.

       Federal government agencies have formal policies against continuing or awarding contracts that would create actual or potential conflicts of interest with other activities of a contractor. These policies may prevent us in certain cases from bidding for or performing contracts resulting from or relating to certain work we have performed for the government. In addition, services performed for a private client may create conflicts of interest that preclude or limit our ability to obtain work for another private organization. We attempt to identify actual or potential conflicts of interest and to minimize the possibility that such conflicts would affect our work under current contracts or our ability to compete for future contracts. We have, on occasion, declined to bid on a project because of an existing potential conflict of interest. However, we have not experienced disqualification during a bidding or award negotiation process by any government or private client as a result of a conflict of interest.

       Our contracts with the Federal government are subject to audit by the government, primarily by the Defense Contract Audit Agency (DCAA). The DCAA generally seeks to (1) identify and evaluate all activities which either contribute to, or have an impact on, proposed or incurred costs of government contracts; (2) evaluate the contractor's policies, procedures, controls and performance; and (3) prevent or avoid wasteful, careless and inefficient production or service. To accomplish this, the DCAA examines our internal control systems, management policies and financial capability, evaluates the accuracy, reliability and reasonableness of our cost representations and records, and assesses compliance by us with Cost Accounting Standards and defective-pricing clauses found within the Federal Acquisition Regulations. The DCAA also performs the annual review of our overhead rates and assists in the establishment of our final rates. This review focuses on the allowability of cost items and the allowability and applicability of Cost Accounting Standards. The DCAA also audits cost-based contracts, including the close-out of those contracts.

       The DCAA also reviews all types of proposals, including those of award, administration, modification and repricing. Factors considered are our cost accounting system, estimating methods and procedures, and specific proposal requirements. Operational audits are also performed by the DCAA. A review of our operations at every major organizational level that has a significant effect on the performance of future government contracts is also conducted during the proposal review period.

       During the course of its audit, the DCAA may disallow costs if it determines that we improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards. Under a government contract, only those costs that are reasonable, allocable and allowable are recoverable. A disallowance of costs by the DCAA could have a material adverse effect on us.

       In September 1995, we acquired PRC Environmental Management, Inc. (EMI). The Defense Contract Audit Agency recently completed an audit of EMI for the fiscal years 1987 through 1995. As a result of the completed audit and our negotiations with the DCAA, the DCAA disallowed approximately $2.9 million in costs. Because we were aware of these issues prior to completing the acquisition, we established a sufficient reserve and, consequently, the disallowance did not have a material adverse effect on our business.

       Due to the severity of the legal remedies available to the government, including the required payment of damages and/or penalties, criminal and civil sanctions, and debarment, we maintain controls to avoid the occurrence of fraud and other unlawful activity. In addition, we maintain preventative audit programs to ensure appropriate control systems and mitigate control weaknesses.

       We provide our services under contracts, purchase orders or retainer letters. Our policy provides that, where possible, all contracts will be in writing. We bill all of our clients periodically based on costs incurred, on either an hourly-fee basis or on a percentage of completion basis, as the project progresses. Generally, our contracts do not require that we provide performance bonds. A performance bond, issued by a surety company, guarantees the contractor's performance under the contract. If the contractor defaults under the contract, the surety will, in its discretion, step in to finish the job or pay the client the amount of the bond. If the contractor does not have a performance bond and defaults in the performance of a contract, the contractor is responsible for all damages resulting from the breach of contract. These damages include the cost of completion, together with possible consequential damages such as lost profits. To date, we have not incurred material damages beyond the coverage of any performance bond.

       Most of our agreements permit termination by the clients upon payment of fees and expenses through the date of the termination.

MARKETING

       We utilize both a centralized corporate marketing department and local marketing groups within each of our operating units. Our corporate marketing department assists management in establishing our business plan, our target markets and an overall marketing strategy. The corporate marketing department also identifies and tracks the development of large Federal programs, positions us for new business areas, selects appropriate partners, if any, for new projects and assists in the bid process for new projects. We market throughout the organizations we target, focusing primarily on senior representatives in government organizations and senior management in private companies. In addition, the corporate marketing department supports marketing activities firm-wide by coordinating corporate promotional and professional activities, including appearances at trade shows, direct mailings, telemarketing and public and media relations.

       We also perform marketing activities through our local offices. We believe that these offices have a greater understanding of local environmental issues, laws and regulations and, therefore, can better target their marketing activities. These marketing activities are coordinated by full time marketing staff located in certain of our offices. These activities include meetings with potential clients and state, county and municipal regulators, presentations to civic and professional organizations and seminars on current regulatory topics.

COMPETITION

       The market for our services is highly competitive. We compete with many other firms, ranging from small local firms to large national firms that may have greater financial and marketing resources. We perform a broad spectrum of engineering and consulting services across the resource management, infrastructure and communications business areas. Services within these business areas are provided to a client base which includes Federal agencies, such as the DOD, the DOE, the Department of the Interior, the EPA and the U.S. Postal Service, state and local agencies, and the private sector. Our competition varies and is a function of the business areas in which, and client sectors for which, we perform our services. The range of competitors for any one procurement can vary from 10 to 100 firms, depending upon the relative value of the project, the financial terms and risks associated with the work, and any restrictions placed upon competition by the client. Historically, clients have chosen among competing firms based primarily on the quality and timeliness of the firm's service. However, we believe that price has become an increasingly important competitive factor. We believe that if this trend continues it could have a material adverse effect on our operating margins and profitability.

       We believe that our principal competitors include, in alphabetical order, Black & Veatch LLP; Brown & Caldwell; Castle Tower Corporation; Camp, Dresser & McKee; CH2M Hill Companies Ltd., Dames & Moore Group; EA Engineering, Science & Technology, Inc.; Earth Tech, Inc.; ICF Kaiser International, Inc.; IT Group Inc.; Mastec, Inc.; Montgomery Watson; OSP Consultants, Inc.; Roy F. Weston, Inc.; and URS Greiner Corporation.

BACKLOG

       At October 4, 1998, our gross revenue backlog was approximately $405.0 million, compared to $217.5 million at September 28, 1997. We include in gross revenue backlog only those contracts for which funding has been provided and work authorizations have been received. We estimate that approximately $329.6 million of the gross revenue backlog at October 4, 1998 will be recognized during fiscal 1999. No assurance can be given that all amounts included in backlog will ultimately be realized, even if evidenced by written contracts. For example, certain of our contracts with the Federal government and other clients are terminable at will. If any of these clients terminate their contracts prior to completion, we would not recognize revenue.

ENVIRONMENTAL LEGISLATION

       Our clients have become subject to an increasing number of frequently overlapping Federal, state and local laws concerned with the protection of the environment, as well as regulations promulgated by administrative agencies pursuant to these laws. We provide services with respect to Federal environmental laws, and regulations including: the Clean Water Act; the Resource Conservation and Recovery Act; CERCLA; the National Environmental Policy Act; the Safe Drinking Water Act; and other laws.

POTENTIAL LIABILITY AND INSURANCE

       Our business activities could expose us to potential liability under various environmental laws such as CERCLA. In addition, we occasionally contractually assume liability under indemnification agreements. We cannot predict the magnitude of such potential liabilities.

       We currently maintain comprehensive general liability, umbrella and professional liability insurance policies. These policies are "claims made" policies. This means that only claims made during the term of the policy are covered. If we terminate our policies and do not obtain retroactive coverage, we would be uninsured for claims made after termination even if based on events or acts that occurred during the term of the policy.

       We obtain insurance coverage through a broker who is experienced in the engineering field. The broker, together with our Risk Manager, periodically review the adequacy of our insurance programs. However, because there are various exclusions and retentions under our insurance policies, there can be no assurance that all potential liabilities will be covered by our insurance. Further, in the event we expand our services into new markets, we may not be able to obtain insurance coverage for such activities or, if insurance is obtained, the dollar amount of any liabilities incurred could exceed our insurance coverage.

       We evaluate the risk associated with uninsured claims. If we determine that an uninsured claim has potential liability, we establish an appropriate reserve. A reserve is not established if we determine that the claim has no merit. Our historic levels of insurance coverage and reserves have been adequate. However, a partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business.

EMPLOYEES

       At October 4, 1998, we had 3,662 total employees or 3,077 full-time equivalent employees. Of the 3,662 total employees, 2,144 are professionals. Our professional staff includes archaeologists, biologists, chemical engineers, chemists, civil engineers, computer scientists, economists, electrical engineers, environmental engineers, environmental scientists, geologists, hydrogeologists, mechanical engineers, oceanographers, toxicologists and project managers. Our ability to retain and expand our staff of qualified professionals will be an important factor in determining our future growth and success. Three employees of one of our subsidiaries will be represented by a labor organization. Management considers its relations with our employees to be good.

       In addition, we supplement our consultants on certain engagements with independent contractors. We believe that the practice of retaining independent contractors on a per engagement basis provides us with significant flexibility in adjusting professional personnel levels in response to changes in demand for our services.

PROPERTIES


       Our corporate headquarters facilities are located in Pasadena, California. These facilities contain approximately 25,000 square feet of office space and are subject to leases which expire beyond the year 2001. We lease office space in approximately 112 locations in the United States. We also rent additional office space on a month-to-month basis.


       We believe that our existing facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate any expansion of operations.

LEGAL PROCEEDINGS

       We are subject to certain claims and lawsuits typically filed against the engineering and consulting professions, primarily alleging professional errors or omissions. We carry professional liability insurance, subject to certain deductibles and policy limits against such claims. We believe that the resolution of these claims will not have a material effect on our financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

       The following table sets forth certain information concerning our directors and executive officers:

NAME                                 AGE                              POSITION
-------------------------------      ---      ---------------------------------------------------------
Li-San Hwang...................          63   Chairman of the Board of Directors, President and Chief
                                                Executive Officer

Thomas D. Brisbin..............          46   Executive Vice President, Chief Operating Officer

James M. Jaska.................          47   Vice President, Chief Financial Officer and Treasurer

Daniel A. Whalen...............          51   Director, Executive Vice President

William R. Brownlie............          45   Senior Vice President

Steven A. Gherini..............          53   Vice President

Arkan Say......................          63   Vice President

Charles R. Faust...............          53   Vice President

Richard A. Lemmon..............          39   Vice President and Secretary

J. Christopher Lewis...........          42   Director

Patrick C. Haden...............          45   Director

James J. Shelton...............          82   Director

       Our executive officers are elected by and serve at the discretion of the Board of Directors. Set forth below is a brief description of the business experience of all executive officers and directors.

       LI-SAN HWANG joined our predecessor in 1967 and has held his present positions since our acquisition of the Water Management Group of Tetra Tech, Inc., a subsidiary of Honeywell Inc., in March 1988 (the "Acquisition"). Dr. Hwang was named our Director of Engineering in 1972 and a Vice President in 1974. Prior to the Acquisition, Dr. Hwang was Senior Vice President of Operations. He has served as an advisor to numerous government and professional society committees and has published extensively in the field of hydrodynamics. Dr. Hwang is a graduate of the National Taiwan University, Michigan State University and the California Institute of Technology, holding B.S., M.S. and Ph.D. degrees, respectively, in Civil Engineering, specializing in water resources.

       THOMAS D. BRISBIN was named our Executive Vice President and Chief Operating Officer in 1996 after we acquired Tetra Tech EM Inc. (formerly known as PRC Environmental Management, Inc.). Dr. Brisbin joined Planning Research Corporation (PRC), a wholly-owned subsidiary of The Black & Decker Corporation, in 1978 and was co-founder and President of PRC Environmental Management, Inc. (PRC EMI). During his 17 year tenure at PRC, he was involved in all aspects of marketing, operations and finance. Before joining PRC, he was a research associate at Argonne National Laboratory and an adjunct professor at the Illinois Institute of Technology. Dr. Brisbin holds a B.S. degree from Northern Illinois University and a Ph.D. in Environmental Engineering from the Illinois Institute of Technology. He also completed Harvard Business School's Advanced Management Program in 1988.

       JAMES M. JASKA joined us in 1994 as Vice President, Chief Financial Officer and Treasurer. From 1991 to 1994, Mr. Jaska held several operations and management positions at Alliant Techsystems, Inc., in addition to leading the environmental business venture and having operational responsibility for large government defense plants. From 1988 to 1990, he served as the Director of Finance and Business Management at Honeywell Inc.'s Precision Weapons Operations. From 1981 to

1987, he was responsible for environmental affairs at Honeywell Inc. From 1977 to 1981, he managed regulatory affairs dealing with the production of specialty chemicals at Ecolab, Inc. Mr. Jaska also served as an advisor to numerous governmental and professional committees. Mr. Jaska holds B.S. and M.S. degrees from Western Illinois University and completed an executive management program through Harvard University.

       DANIEL A. WHALEN, currently on a leave of absence from his position as our Executive Vice President of Telecommunications Services and President of Whalen & Company, Inc. (WAC), joined us and the Board upon our merger with WAC in June 1997. Prior to founding WAC in 1987, Mr. Whalen co-founded and served as an executive officer of First Cellular Group, Inc., The Microwave Group, Inc., Network Building & Consulting, Inc., and Cellular Development Company. Earlier he was Vice President-Operations of American TeleServices, Inc. and Director of Operations of NYNEX Mobile Services. Mr. Whalen earned a B.S. degree from St. John's University and M.A. and M.B.A. degrees from Stanford University.

       WILLIAM R. BROWNLIE joined us in 1981, has been a Vice President since 1988 and was named a Senior Vice President in December 1993. Dr. Brownlie has managed several large government environmental support programs and serves as one of our Division Managers. Dr. Brownlie is a registered Civil Engineer with a technical background in hydrology, hydraulics, water quality analysis and numerical modeling. Dr. Brownlie holds B.S. and M.S. degrees in Civil Engineering at the State University of New York at Buffalo, and earned a Ph.D. in Civil Engineering from the California Institute of Technology.

       STEVEN A. GHERINI joined us in 1976. Mr. Gherini has served as Program Manager on a variety of contracts involving chemistry, water quality control and water quality modeling, and served as Division Vice President prior to being named as Vice President in 1988. He is the author of numerous technical publications and is the developer of several models for pollutant fate and transport. He has served on two National Academy of Science panels. Mr. Gherini is a registered engineer with B.S. and M.S. degrees in Civil Engineering from Stanford University, and a M.S. degree in Aquatic Chemistry from Harvard University.

       ARKAN SAY joined Edward H. Richardson & Associates (a firm that our predecessor acquired in 1981 and which became one of our divisions in 1991) in 1958 and was named to his present position in 1988. Mr. Say has authored several publications on site development, engineering and storm drainage. Mr. Say holds a B.S. in Civil Engineering from Robert College in Istanbul, Turkey and a M.S. in Civil Engineering from the University of Delaware.

       CHARLES R. FAUST, Vice President since 1988 and President of HSI GeoTrans, Inc. (HSG), one of our subsidiaries, co-founded GeoTrans, Inc., a predecessor of HSG, in 1979. In addition to his management responsibilities, Mr. Faust is engaged in the quantitative assessment and investigation of highly technical groundwater problems. He has published 23 articles and has co-authored a book on groundwater modeling. Dr. Faust holds B.S. and Ph.D. degrees in Geology from Pennsylvania State University.

       RICHARD A. LEMMON, Vice President and Secretary, joined us in 1981. Until 1985, he served in several technical capacities. Mr. Lemmon transferred to Corporate Human Resources, and was promoted to Corporate Manager of Human Resources in 1987. Following our divestiture from Honeywell, Inc., Mr. Lemmon structured and managed our Risk Management, Human Resource and Office Leasing programs. In 1990, he was promoted to Director of Administration and in 1994 assumed responsibility for contracts administration and was elected as our Secretary. In November 1995, Mr. Lemmon became a Vice President. Mr. Lemmon holds a B.A. degree in Business Administration.

       J. CHRISTOPHER LEWIS has been a member of our Board of Directors since February 1988. Since 1982, Mr. Lewis has been a general partner of Riordan, Lewis & Haden, a Los Angeles-based partnership which invests equity in high-growth middle market companies. Mr. Lewis also serves as a director of Data Processing Resources Corporation, a provider of specialty information technology staffing services, SM&A Corporation, a provider of proposal management, systems engineering and information technology services, California Beach Restaurants, Inc., an owner and operator of restaurants, PIA Merchandising Services, Inc., a supplier of in-store merchandising and sales services, and several privately-held companies.

       PATRICK C. HADEN has been a member of our Board of Directors since December 1, 1992. Mr. Haden is a general partner of Riordan, Lewis & Haden, which he joined in 1987. Mr. Haden also serves as a director of PIA Merchandising Services, Inc., a supplier of in-store merchandising and sales services, Data Processing Resources Corporation, a provider of specialty information technology staffing services, and several privately-held companies.

       JAMES J. SHELTON has been a member of our Board of Directors since March 1995. Mr. Shelton is a self-employed investor and venture capitalist. He is the former (retired) President of the Baker Drilling Equipment Co., and formerly served as the Director of Corporate Relations and a director of Baker Hughes Incorporated (formerly Baker International Corp.).

EXECUTIVE COMPENSATION

       The following table sets forth the cash compensation that we paid or accrued to the Chief Executive Officer and to each of the four additional most highly compensated executive officers for each of the fiscal years in the three-year period ended October 4, 1998:

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM COMPENSATION
                                                                                      --------------------------------
                                                  ANNUAL COMPENSATION                              AWARDS
                                    ------------------------------------------------  --------------------------------
                                                                          OTHER         RESTRICTED       SECURITIES
                                                                         ANNUAL            STOCK         UNDERLYING
NAME AND                                        SALARY      BONUS     COMPENSATION       AWARD(S)       OPTIONS/SARS
PRINCIPAL POSITION                    YEAR        ($)        ($)         ($)(1)             ($)              ($)
----------------------------------  ---------  ---------  ---------  ---------------  ---------------  ---------------
Li-San Hwang .....................       1998    185,000     85,000           601(2)            --           12,500
   Chairman, Chief Executive             1997    185,000     80,000         1,087               --            7,813
   Officer and President                 1996    185,000     80,000         1,975               --            9,766

Thomas D. Brisbin ................       1998    150,000     95,000(4)        3,600(5)           --           3,750
   Executive Vice President, Chief       1997    150,000     50,000            --               --               --
   Operating Officer                     1996    150,000         --            --               --           83,985

James M. Jaska ...................       1998    120,000     60,000         4,950(7)            --            2,500
   Vice President, Chief Financial       1997    110,000     50,000         5,400               --           18,750
   Officer and Treasurer                 1996    110,000     27,000         5,400               --            3,906

William R. Brownlie ..............       1998    117,000     35,000         5,400(9)            --            3,125
   Senior Vice President                 1997    115,000     30,000         5,400               --            3,125
                                         1996    114,000     25,000         5,400               --            4,883

Charles R. Faust .................       1998    120,000     25,000         5,400(11)           --            5,000
   Vice President                        1997    120,000         --         5,400               --            5,469
                                         1996    115,000     15,000         5,400               --            2,930


                                       PAYOUTS
                                    -------------
                                        LTIP          ALL OTHER
NAME AND                               PAYOUTS      COMPENSATION
PRINCIPAL POSITION                       ($)             ($)
----------------------------------  -------------  ---------------
Li-San Hwang .....................           --          10,266(3)
   Chairman, Chief Executive                 --          10,317
   Officer and President                     --          10,746
Thomas D. Brisbin ................           --           9,079(6)
   Executive Vice President, Chief           --          34,058
   Operating Officer                         --           9,337
James M. Jaska ...................           --           7,060(8)
   Vice President, Chief Financial           --           5,826
   Officer and Treasurer                     --           6,378
William R. Brownlie ..............           --           6,890(10)
   Senior Vice President                     --           6,043
                                             --           6,668
Charles R. Faust .................           --           9,405(12)
   Vice President                            --           8,637
                                             --           8,758

---------

 (1) No named executive officer received other annual compensation in excess of the lesser of $50,000 or 10% of such officer's compensation in fiscal 1998.

 (2)     Comprised of $601 in automobile allowances.

 (3) Comprised of $7,850 of contributions to our Retirement Plan and $2,416 benefits and premiums we paid to Dr. Hwang pursuant to the Executive Medical Reimbursement Plan.

 (4) Includes $50,000 of bonus paid in fiscal 1998 relating to bonus earned in fiscal 1996.

 (5)     Comprised of $3,600 in automobile allowances.

 (6)     Comprised of $9,079 of contributions to our Retirement Plan.

 (7)     Comprised of $4,950 in automobile allowances.

 (8)     Comprised of $7,060 of contributions to our Retirement Plan.

 (9)     Comprised of $5,400 in automobile allowances.

(10)     Comprised of $6,890 of contributions to our Retirement Plan.

(11)     Comprised of $5,400 in automobile allowances.

(12) Comprised of $7,155 of HSI GeoTrans' contributions to HSI GeoTrans' Retirement Plan and $2,250 in life insurance premiums we paid on behalf of Dr. Faust.

       The following table sets forth information concerning options granted to each of the named executive officers during fiscal 1998:

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                                  POTENTIAL REALIZABLE
                                                                                                    VALUE AT ASSUMED
                                                         INDIVIDUAL GRANTS                          ANNUAL RATES OF
                                    ------------------------------------------------------------      STOCK PRICE
                                       NUMBER OF       % OF TOTAL                                   APPRECIATION FOR
                                      SECURITIES      OPTIONS/SARS      EXERCISE                      OPTION TERM
                                      UNDERLYING       GRANTED TO        OR BASE                  --------------------
                                     OPTIONS/SARS     EMPLOYEES IN        PRICE      EXPIRATION      5%         10%
NAME                                GRANTED (#)(1)     FISCAL YEAR       ($/SH)         DATE       ($)(2)     ($)(2)
----------------------------------  ---------------  ---------------  -------------  -----------  ---------  ---------
Li-San Hwang......................        12,500             2.19           16.00      12/18/07     125,779    318,748
Thomas D. Brisbin.................         3,750             0.66           16.00      12/18/07      37,734     95,625
James M. Jaska....................         2,500             0.44           16.00      12/18/07      25,156     63,750
William R. Brownlie...............         3,125             0.55           16.00      12/18/07      31,445     79,687
Charles R. Faust..................         5,000             0.88           16.00      12/18/07      50,312    127,499

---------

(1) All options are incentive stock options and were granted under our 1992 Incentive Stock Plan. Such options vest over four year periods at an annual rate of 25% beginning on the first anniversary of the date of grant.

(2) Potential realizable value is determined by multiplying the exercise or base price per share by the stated annual appreciation rate compounded annually for the term of the option (10 years), subtracting the exercise or base price per share from the product, and multiplying the remainder by the number of options granted. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the common stock and overall stock market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

       The following table sets forth information concerning the aggregate number of options exercised during fiscal 1998 by each of the named executive officers:

                  OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR END OPTION/SAR VALUES


                                                                 NUMBER OF               VALUE OF UNEXERCISED
                                                           UNEXERCISED OPTIONS/          IN-THE-MONEY OPTIONS/
                                                              SARS AT FY-END                SARS AT FY-END
                               SHARES         VALUE     ---------------------------  -----------------------------
                             ACQUIRED ON    REALIZED     EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
NAME                        EXERCISE (#)       ($)                  (#)                         ($)(1)
--------------------------  -------------  -----------  ---------------------------  -----------------------------
Li-San Hwang..............           --            --            15,991/26,296                186,413/196,120
Thomas D. Brisbin.........           --            --            45,898/41,837                439,703/383,023
James M. Jaska............       12,500       147,095             6,639/18,517                 64,814/172,691
William R. Brownlie.......           --            --            35,649/10,963                 523,135/99,029
Charles R. Faust..........           --            --            16,048/12,400                 221,581/96,411


---------

(1) Value is determined by subtracting the exercise price from the fair market value of $20.84 per share (the closing price for our common stock as reported by the Nasdaq National Market as of October 2, 1998) and multiplying the remainder by the number of underlying shares of common stock.

                       PRINCIPAL AND SELLING STOCKHOLDERS

       The following table sets forth certain information regarding the beneficial ownership of our common stock at December 18, 1998 and after giving effect to our sale of 1,000,000 shares of common stock and the sale by the selling stockholders of 2,175,000 shares of common stock in this offering and assuming no exercise of the Underwriters' over-allotment option, by: (1) each director and executive officer; (2) each person we know to beneficially own more than 5% of the outstanding shares of our common stock; (3) all officers and directors as a group; and (4) the selling stockholders. Except as otherwise noted, each person named below has an address in care of our principal executive offices.


                                                          SHARES                                SHARES
                                                       BENEFICIALLY              NUMBER OF   BENEFICIALLY
                                                       OWNED PRIOR                SHARES     OWNED AFTER
NAMES                                                  TO OFFERING     %(1)       OFFERED      OFFERING       %(1)
-----------------------------------------------------  ------------     ---     -----------  ------------     -----
Li-San Hwang(2)......................................    1,629,961         5.7%         --     1,629,961          5.5%
Daniel A. Whalen(3)..................................    3,713,649        13.0   2,175,000(3)   1,538,649         5.2
   Whalen & Company, Inc.
   3675 Mt. Diablo Blvd.
   Suite 360
   Lafayette, California 94549
Pilgrim Baxter &Associates, Ltd.(4)..................    2,873,206        10.0          --     2,873,206          9.7
   Harold J. Baxter
   Gary I. Pilgrim
   1255 Drummers Lane
   Wayne, Pennsylvania 19087
J. Christopher Lewis(5)..............................       76,472           *          --        76,472            *
Patrick C. Haden(6)..................................       28,145           *          --        28,145            *
James J. Shelton(7)..................................       20,869           *          --        20,869            *
Thomas D. Brisbin(8).................................       47,603           *          --        47,603            *
Charles R. Faust(9)..................................       48,998           *          --        48,998            *
James M. Jaska(10)...................................       58,209           *          --        58,209            *
William R. Brownlie(11)..............................      147,068           *          --       147,068            *
Steven A. Gherini(12)................................      170,262           *          --       170,262            *
Arkan Say(13)........................................       39,157           *          --        39,157            *
Richard A. Lemmon(14)................................       38,841           *          --        38,841            *
All directors and executive officers as a group                           21.0%
   (12 persons)(15)..................................    6,019,234                      --     3,844,234         13.0%


---------

 *       Represents less than 1% of the outstanding shares of common stock.

 (1) Applicable percentages of ownership prior to the offering are based on 28,666,131 shares of common stock outstanding on December 18, 1998, adjusted as required by the rules promulgated by the Securities and Exchange Commission (SEC). Applicable percentages of ownership after the offering are based on 29,666,131 shares of common stock outstanding. This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G (if any) filed with the SEC. Unless otherwise indicated, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the percentage ownership of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person.

 (2) Includes 26,563 shares issuable with respect to stock options exercisable within 60 days after December 18, 1998.

 (3) Includes 3,906 shares issuable with respect to stock options exercisable within 60 days after December 18, 1998. Also includes (a) 2,890,821 shares of common stock held by Daniel A. Whalen and Katharine
       C. Whalen, as Trustees for the Whalen Family Trust U/A/D 4/30/92 (the "Family Trust"), (b) 31,000 shares of common stock held by Brown Investment Advisory & Trust Company, as Trustee for the Whalen 1997 Charitable Remainder Unitrust, (c) 488,295 shares of common stock held by DKW/CRT Investments ("DKW/CRT"), and (d) 299,627 shares of common stock held by D-K-W Ventures LP ("D-K-W"). Of the shares being offered hereby, 1,709,422 will be sold by the Family Trust, 288,797 will be sold by DKW/CRT and 176,781 will be sold by D-K-W.


 (4) All information regarding share ownership is taken from and furnished in reliance upon the Schedule 13G (Amendment No. 6), dated as of April 9, 1998, jointly filed by Pilgrim Baxter & Associates, Ltd., Harold J. Baxter and Gary I. Pilgrim.


 (5) Includes 19,070 shares issuable with respect to stock options exercisable within 60 days after December 18, 1998.

 (6) Excludes an aggregate of 2,683 shares of common stock owned by Mr. Haden's wife as to which Mr. Haden disclaims beneficial ownership. Includes 19,070 shares issuable with respect to stock options exercisable within 60 days after December 18, 1998.

 (7) Includes 5,613 shares held by James J. Shelton, Sarah Belle Shelton and James J. Shelton, Jr., Trustees of the James J. Shelton and Sarah Belle Shelton Family Trust dated August 19, 1987, and 15,256 shares issuable with respect to stock options exercisable within 60 days after December 18, 1998.

 (8) Includes 46,835 shares issuable with respect to stock options exercisable within 60 days after December 18, 1998.

 (9) Includes 21,230 shares issuable with respect to stock options exercisable within 60 days after December 18, 1998. Additionally, Charles
       R. Faust's minor children own an aggregate of 2,882 shares of common stock as to which Charles R. Faust disclaims beneficial ownership.

(10) Includes 57,558 shares issuable with respect to stock options exercisable within 60 days after December 18, 1998.

(11) Includes 41,484 shares issuable with respect to stock options exercisable within 60 days after December 18, 1998. Also includes an aggregate of 400 shares of common stock owned by Dr. Brownlie's minor children.

(12) Includes 27,090 shares issuable with respect to stock options exercisable within 60 days after December 18, 1998.

(13) Includes 14,157 shares issuable with respect to stock options exercisable within 60 days after December 18, 1998.

(14) Includes 11,945 shares issuable with respect to stock options exercisable within 60 days after December 18, 1998.

(15) Includes 304,164 shares issuable with respect to stock options exercisable within 60 days after December 18, 1998.

                                  UNDERWRITING

       The Underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., NationsBanc Montgomery Securities LLC, Cleary Gull & Reiland Inc., and First Analysis Securities Corporation (the "Representatives"), have severally agreed with us and the selling stockholders, subject to the terms and conditions of the Underwriting Agreement, to purchase the number of shares of common stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for those shares, if any are purchased.

                                                                                                       NUMBER OF
UNDERWRITER                                                                                              SHARES
-----------------------------------------------------------------------------------------------------  ----------
BancBoston Robertson Stephens Inc....................................................................
NationsBanc Montgomery Securities LLC................................................................
Cleary Gull & Reiland Inc............................................................................
First Analysis Securities Corporation................................................................

                                                                                                       ----------
    Total............................................................................................   3,175,000
                                                                                                       ----------
                                                                                                       ----------

       The Representatives have advised us and the selling stockholders that the Underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to
certain dealers at such price less a concession of not more than $         per
share, of which $         may be reallowed to other dealers. After the
completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds we and the selling stockholders will receive as set forth on the cover page of this prospectus.

       OVER-ALLOTMENT OPTION. We and certain of the selling stockholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 476,250 additional shares of common stock at the same price per share as we and the selling stockholders will receive for the 3,175,000 shares that the Underwriters have agreed to purchase from us and the selling stockholders. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the total number of shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the shares are being sold.

       INDEMNITY. The Underwriting Agreement contains covenants of indemnity among the Underwriters, the selling stockholders and us against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

       LOCK-UP AGREEMENTS.  Pursuant to the terms of lock-up agreements, the
holders of       shares of common stock, have agreed, for a period of up to 90 days after the date of this prospectus, and the selling stockholders have agreed, for a period of up to 90 days after the date of this prospectus, that, subject to certain exceptions, they will not contract to sell or otherwise dispose of any shares of common stock, any options to purchase shares of common stock or any securities convertible into, or exchangeable for, shares of common stock, owned directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson

Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion, and at any time or from time to time, without notice, release all or any portion of the securities subject to those lock-up agreements. All of the shares of common stock subject to the lock-up agreements will be eligible for sale in the public market upon the expiration of the lock-up agreements, subject in the case of shares held by affiliates, to Rule 144.


       NASD COMPLIANCE. Due to the fact that NationsBank Montgomery Securities LLC, one of the Representatives, and Bank of America National Trust and Savings Association, to whom we intend to pay over ten percent of the net offering proceeds in connection with a revolving credit facility, are both subsidiaries of BankAmerica Corporation, this offering is made in compliance with Section 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.


       FUTURE SALES. In addition, we have agreed that until 90 days after the date of this prospectus, we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to certain exceptions, offer, sell, contract to sell or otherwise dispose of any shares of our common stock, any options to purchase any shares of our common stock or any securities convertible into, exercisable for or exchangeable for shares of our common stock other than our sale of shares in this offering, the issuance of shares of our common stock upon the exercise of outstanding options and the grant of options to purchase shares of our common stock under existing employee stock option or stock purchase plans.

       The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

       STABILIZATION. The Representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the common stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

       PASSIVE MARKET MAKING. In connection with this offering, certain Underwriter and syndicate selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                      WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

       The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:


      1. Annual Report on Form 10-K for the fiscal year ended October 4, 1998 filed on December 31, 1998;



      2. Annual Report on Form 10-K/A for the fiscal year ended October 4, 1998 filed on February 2, 1999;



      3. Current Report on Form 8-K for the event of September 22, 1998, as filed with the SEC on October 7, 1998;



      4. Current Report on Form 8-K/A for event of September 22, 1998, as filed with the SEC on December 1, 1998;



      5. Definitive Proxy Statement, filed on December 31, 1998, for the 1999 Annual Meeting of Stockholders;



      6. Amendment No. 1 to Definitive Proxy Statement, filed on January 12, 1999, for the 1999 Annual Meeting of Stockholders; and



      7. The description of the common stock set forth in the Registration Statement on Form 8-A dated November 13, 1991, including any amendments or reports filed for the purpose of updating such description.


       You may request a copy of these filings, at no cost, by writing or telephoning James M. Jaska, our Vice President and Chief Financial Officer, at the following address:

                                  Tetra Tech, Inc.
                                  670 North Rosemead Boulevard
                                  Pasadena, CA 91107
                                  (626) 351-4664

       This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                 LEGAL MATTERS


       Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for the Company by Riordan & McKinzie, a Professional Corporation, Los Angeles, California. Certain principals of Riordan & McKinzie own, in the aggregate, approximately 174,880 shares of Tetra Tech common stock. Certain legal matters related to the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, a Professional Corporation, Palo Alto, California.

                                    EXPERTS

       The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

       The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended October 4, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                 INDEX TO TETRA TECH, INC. FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
INDEPENDENT AUDITORS' REPORT...............................................................................         F-2

CONSOLIDATED BALANCE SHEETS................................................................................         F-3

CONSOLIDATED STATEMENTS OF INCOME..........................................................................         F-4

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY............................................................         F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS......................................................................         F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.................................................................         F-8

                          INDEPENDENT AUDITORS' REPORT

Tetra Tech, Inc.:

       We have audited the accompanying consolidated balance sheets of Tetra Tech, Inc. and its subsidiaries as of October 4, 1998 and September 28, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 4, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tetra Tech, Inc. and its subsidiaries as of October 4, 1998 and September 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 4, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Los Angeles, California
November 13, 1998

                                TETRA TECH, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                     SEPT. 28,        OCT. 4,
                                                                                        1997            1998
                                                                                   --------------  --------------
                                                     ASSETS
Current Assets:
  Cash and cash equivalents......................................................  $   12,262,000  $    4,889,000
  Accounts receivable--net.......................................................      30,089,000      68,834,000
  Unbilled receivables--net......................................................      35,145,000      59,888,000
  Prepaid and other current assets...............................................       2,522,000       4,955,000
  Deferred income taxes..........................................................         867,000       3,766,000
                                                                                   --------------  --------------
    Total Current Assets.........................................................      80,885,000     142,332,000
                                                                                   --------------  --------------
Property and Equipment:
  Equipment, furniture and fixtures..............................................      16,838,000      25,616,000
  Leasehold improvements.........................................................       1,177,000       1,348,000
                                                                                   --------------  --------------
    Total........................................................................      18,015,000      26,964,000
  Accumulated depreciation and amortization......................................      (9,592,000)    (13,219,000)
                                                                                   --------------  --------------
Property and Equipment--Net......................................................       8,423,000      13,745,000
                                                                                   --------------  --------------
Intangible Assets--Net...........................................................      69,439,000     108,638,000
Other Assets.....................................................................         766,000       1,895,000
                                                                                   --------------  --------------
Total Assets.....................................................................  $  159,513,000  $  266,610,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable...............................................................  $   11,621,000  $   24,027,000
  Accrued compensation...........................................................      10,981,000      15,614,000
  Other current liabilities......................................................       6,386,000       8,283,000
  Income taxes payable...........................................................       1,358,000       3,294,000
  Current portion of long-term obligations.......................................       8,000,000      14,065,000
                                                                                   --------------  --------------
    Total Current Liabilities....................................................      38,346,000      65,283,000
                                                                                   --------------  --------------
Long-term Obligations............................................................              --      33,546,000
                                                                                   --------------  --------------
Commitments and Contingencies (Notes 9 and 11)
Redeemable Preferred Stock.......................................................      13,526,000              --
                                                                                   --------------  --------------
Stockholders' Equity:
  Preferred stock--authorized, 2,000,000 shares of $.01 par value; issued and
    outstanding 1,231,840 at September 28, 1997 and 0 at October 4, 1998.........              --              --
  Exchangeable stock of a subsidiary.............................................              --      15,411,000
  Common stock--authorized, 50,000,000 shares of $.01 par value; issued and outstanding 25,892,818 shares at September 28, 1997 and 28,630,600 at October
    4, 1998......................................................................         259,000         287,000
  Additional paid-in capital.....................................................      63,450,000      87,565,000
  Retained earnings..............................................................      43,932,000      64,518,000
                                                                                   --------------  --------------
Total Stockholders' Equity.......................................................     107,641,000     167,781,000
                                                                                   --------------  --------------
Total Liabilities and Stockholders' Equity.......................................  $  159,513,000  $  266,610,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

          See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                FISCAL YEAR ENDED
                                                                  ----------------------------------------------
                                                                    SEPT. 29,       SEPT. 28,        OCT. 4,
                                                                       1996            1997            1998
                                                                  --------------  --------------  --------------
Revenue:
  Gross revenue.................................................  $  220,099,000  $  246,767,000  $  382,934,000
  Subcontractor costs...........................................      59,062,000      55,976,000      85,337,000
                                                                  --------------  --------------  --------------
Net Revenue.....................................................     161,037,000     190,791,000     297,597,000
Cost of Net Revenue.............................................     122,084,000     141,019,000     223,871,000
                                                                  --------------  --------------  --------------
Gross Profit....................................................      38,953,000      49,772,000      73,726,000
Selling, General and Administrative Expenses....................      21,218,000      25,173,000      33,913,000
                                                                  --------------  --------------  --------------
Income From Operations..........................................      17,735,000      24,599,000      39,813,000
Interest Expense................................................       1,076,000         320,000       2,329,000
Interest Income.................................................         300,000         300,000         419,000
                                                                  --------------  --------------  --------------
Income Before Minority Interest and Income Tax Expense..........      16,959,000      24,579,000      37,903,000
Minority Interest...............................................              --              --       1,397,000
                                                                  --------------  --------------  --------------
Income Before Income Tax Expense................................      16,959,000      24,579,000      36,506,000
Income Tax Expense..............................................       6,854,000      10,323,000      15,920,000
                                                                  --------------  --------------  --------------
Net Income......................................................  $   10,105,000  $   14,256,000  $   20,586,000
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Basic Earnings Per Share........................................  $         0.46  $         0.61  $         0.74
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Diluted Earnings Per Share......................................  $         0.45  $         0.58  $         0.71
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Weighted Average Common Shares Outstanding:
  Basic.........................................................      21,851,000      23,371,000      27,970,000
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
  Diluted.......................................................      22,581,000      24,656,000      29,191,000
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

          See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                           EXCHANGEABLE STOCK        COMMON STOCK      ADDITIONAL
                                          ---------------------  --------------------   PAID-IN     RETAINED
                                           SHARES      AMOUNT     SHARES     AMOUNT     CAPITAL     EARNINGS      TOTAL
                                          ---------  ----------  ---------  ---------  ----------  ----------  -----------
BALANCE, OCTOBER 1, 1995 as previously
   reported.............................     --      $   --      16,544,136 $ 165,000  $21,760,000 $19,571,000 $41,496,000
   5-for-4 common stock split (see Note
      7)................................     --          --      4,136,034     42,000     (42,000)
                                          ---------  ----------  ---------  ---------  ----------  ----------  -----------
BALANCE, OCTOBER 1, 1995................     --          --      20,680,170   207,000  21,718,000  19,571,000   41,496,000
   Net income...........................     --          --         --                             10,105,000   10,105,000
   Payment for fractional shares........     --          --           (264)                (3,000)     --           (3,000)
   Shares issued in acquisition.........     --          --      1,234,744     12,000  10,301,000      --       10,313,000
   Stock options exercised..............     --          --        158,790      2,000     682,000      --          684,000
   Tax benefit for disqualifying
      dispositions of stock options.....     --          --         --         --         674,000      --          674,000
                                          ---------  ----------  ---------  ---------  ----------  ----------  -----------
BALANCE, SEPTEMBER 29, 1996.............     --          --      22,073,440   221,000  33,372,000  29,676,000   63,269,000
   Net income...........................     --          --                                        14,256,000   14,256,000
   Shares issued in acquisitions........     --          --      3,439,330     34,000  27,016,000      --       27,050,000
   Stock options exercised..............     --          --        225,949      2,000   1,308,000      --        1,310,000
   Shares issued in Employee Stock
      Purchase Plan.....................     --          --        154,099      2,000   1,280,000      --        1,282,000
   Tax benefit for disqualifying
      dispositions of stock options.....     --          --         --         --         474,000      --          474,000
                                          ---------  ----------  ---------  ---------  ----------  ----------  -----------
BALANCE, SEPTEMBER 28, 1997.............     --          --      25,892,818   259,000  63,450,000  43,932,000  107,641,000
   Net income...........................     --          --                                        20,586,000   20,586,000
   Shares issued in acquisitions........     --          --        345,948      4,000   5,520,000      --        5,524,000
   Stock options exercised..............     --          --        352,265      4,000   2,613,000      --        2,617,000
   Payment for fractional shares........     --          --           (726)                (7,000)                  (7,000)
   Shares issued in Employee Stock
      Purchase Plan.....................     --          --        115,545      1,000   1,505,000      --        1,506,000
   Preferred shares converted to common
      stock.............................     --          --      1,924,750     19,000  13,507,000      --       13,526,000
   Exchangeable shares of a subsidiary
      issued in acquisitions............  920,354    15,411,000     --         --          --          --       15,411,000
   Tax benefit for disqualifying
      dispositions of stock options.....     --          --         --         --         977,000      --          977,000
                                          ---------  ----------  ---------  ---------  ----------  ----------  -----------
BALANCE, OCTOBER 4, 1998................  920,354    $15,411,000 28,630,600 $ 287,000  $87,565,000 $64,518,000 $167,781,000
                                          ---------  ----------  ---------  ---------  ----------  ----------  -----------
                                          ---------  ----------  ---------  ---------  ----------  ----------  -----------

          See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 FISCAL YEAR ENDED
                                                                   ----------------------------------------------
                                                                     SEPT. 29,       SEPT. 28,        OCT. 4,
                                                                        1996            1997            1998
                                                                   --------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................................  $   10,105,000  $   14,256,000  $   20,586,000
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
    Depreciation and amortization................................       3,613,000       4,514,000       6,595,000
    Deferred income taxes........................................        (519,000)      1,490,000      (2,899,000)
  Changes in operating assets and liabilities, net of effects of acquisitions:
    Accounts receivable..........................................      18,043,000      (3,776,000)    (23,561,000)
    Unbilled receivables.........................................      (5,916,000)     (8,037,000)    (11,537,000)
    Prepaid and other current assets.............................         246,000       1,823,000      (1,375,000)
    Accounts payable.............................................      (4,080,000)     (3,551,000)     10,203,000
    Accrued compensation.........................................      (1,431,000)     (3,909,000)        (32,000)
    Other current liabilities....................................        (192,000)     (1,412,000)     (6,548,000)
    Income taxes payable.........................................       1,255,000        (254,000)      1,948,000
                                                                   --------------  --------------  --------------
       Net Cash Provided By (Used In) Operating Activities.......      21,124,000       1,144,000      (6,620,000)
                                                                   --------------  --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...........................................      (2,385,000)     (2,640,000)     (3,511,000)
  Proceeds from sale of property and equipment...................          71,000          44,000              --
  Payments for business acquisitions, net of cash acquired.......      (6,441,000)     (1,237,000)    (37,778,000)
                                                                   --------------  --------------  --------------
       Net Cash Used In Investing Activities.....................      (8,755,000)     (3,833,000)    (41,289,000)
                                                                   --------------  --------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term obligations..............................     (25,048,000)     (6,797,000)    (39,580,000)
  Proceeds from issuance of long-term obligations................       5,003,000      13,000,000      76,000,000
  Payments on obligations under capital leases...................          (6,000)             --              --
  Proceeds from issuance of common stock.........................         681,000       2,619,000       4,116,000
                                                                   --------------  --------------  --------------
       Net Cash (Used In) Provided By Financing Activities.......     (19,370,000)      8,822,000      40,536,000
                                                                   --------------  --------------  --------------
Net (Decrease) Increase in Cash and Cash Equivalents.............      (7,001,000)      6,133,000      (7,373,000)
Cash and Cash Equivalents at Beginning of Year...................      13,130,000       6,129,000      12,262,000
                                                                   --------------  --------------  --------------
Cash and Cash Equivalents at End of Year.........................  $    6,129,000  $   12,262,000  $    4,889,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest.....................................................  $    1,149,000  $      309,000  $    2,129,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
    Income taxes.................................................  $    6,123,000  $    9,407,000  $   17,195,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                                                                       (Continued)

                                TETRA TECH, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 FISCAL YEAR ENDED
                                                                   ----------------------------------------------
                                                                     SEPT. 29,       SEPT. 28,        OCT. 4,
                                                                        1996            1997            1998
                                                                   --------------  --------------  --------------
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
  In fiscal 1996, the Company purchased all of the capital stock of KCM, Inc. In conjunction with this acquisition,
    liabilities were assumed as follows:
       Fair value of assets acquired.............................  $   20,393,000
       Cash paid.................................................      (2,645,000)
       Issuance of common stock..................................     (10,313,000)
       Other acquisition costs...................................        (415,000)
                                                                   --------------
         Liabilities assumed.....................................  $    7,020,000
                                                                   --------------
                                                                   --------------

  In fiscal 1997, the Company purchased all of the capital stock of IWA Engineers, FLO Engineering, Inc., SCM Consultants,
    Inc., Whalen & Company, Inc., Whalen Service Corps Inc. and
    CommSite Development Corporation. In conjunction with these acquisitions, liabilities were assumed as follows:
       Fair value of assets acquired.............................                  $   66,386,000
       Cash paid.................................................                      (8,811,000)
       Purchase price payable....................................                        (729,000)
       Issuance of common and preferred stock....................                     (40,577,000)
       Other acquisition costs...................................                      (2,111,000)
                                                                                   --------------
         Liabilities assumed.....................................                  $   14,158,000
                                                                                   --------------
                                                                                   --------------

  In fiscal 1998, the Company purchased all of the capital stock of C.D.C. Engineering, Inc., McNamee, Porter & Seeley, Inc.
    and the Sentrex Group of Companies. The Company also
    purchased certain assets of Brown & Root, Inc. and
    Halliburton Corporation. In conjunction with these
    acquisitions, liabilities were assumed as follows:
       Fair value of assets acquired.............................                                  $   79,639,000
       Cash paid.................................................                                     (37,778,000)
       Issuance of common and exchangeable stock.................                                     (20,935,000)
       Other acquisition costs...................................                                        (985,000)
                                                                                                   --------------
         Liabilities assumed.....................................                                  $   19,941,000
                                                                                                   --------------
                                                                                                   --------------

                                  (Concluded)
          See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

       BUSINESS--Tetra Tech, Inc. (the "Company") provides specialized management consulting and technical services in three principal business areas: resource management, infrastructure and communications. As a specialized management consultant, the Company assists its clients in defining problems and developing innovative and cost-effective solutions. The Company's management consulting services are complemented by its technical services. These technical services, which implement solutions, include research and development, applied science, engineering and architectural design, construction management, and operations and maintenance.

       PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

       FISCAL YEAR--The Company reports results of operations based on 52- or 53-week periods ending near September 30. Fiscal years 1996 and 1997 contained 52 weeks. Fiscal year 1998 contained 53 weeks.

       CONTRACT REVENUE AND COSTS--In the course of providing its services, the Company routinely subcontracts for services. These costs are passed through to clients and, in accordance with industry practice, are included in the Company's gross revenue. Because subcontractor services can change significantly from project to project, changes in gross revenue may not be indicative of business trends. Accordingly, the Company also reports net revenue, which is gross revenue less the cost of subcontractor services. Contract revenue and contract costs on both cost-type and fixed-price-type contracts are recorded using the percentage-of-completion (cost-to-cost) method. Under this method, contract revenue on long-term contracts are recognized in the ratio that contract costs incurred bear to total estimated costs. Costs and income on long-term contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in full as they are identified.

       Selling, general and administrative costs are expensed in the period incurred.

       Contract revenue under Federal government contracts and subcontracts accounted for approximately 61.7%, 52.3% and 48.7% of net contract revenue for the years ended September 29, 1996, September 28, 1997 and October 4, 1998, respectively.

       CASH AND CASH EQUIVALENTS--Cash equivalents include all investments with initial maturities of 90 days or less.

       PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred.

       Generally, estimated useful lives range from three to ten years for equipment, furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining terms of the leases.

       LONG-LIVED ASSETS--The Company reviews the recoverability of long-lived assets to determine if there has been any impairment. This assessment is performed based on the estimated undiscounted cash flows compared with the carrying value of the assets. If the future cash flows (undiscounted and

                                TETRA TECH, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) without interest charges) are less than the carrying value, a writedown would be recorded to reduce the related asset to its estimated fair value. Long-lived assets as of September 28, 1997 and October 4, 1998 consist principally of goodwill resulting from business acquisitions which is being amortized over periods ranging from 15 to 30 years. The accumulated amortization of intangible assets as of September 28, 1997 and October 4, 1998 was $3,522,000 and $6,490,000, respectively.

       INCOME TAXES--The Company files a consolidated federal income tax return and combined California franchise tax reports, as well as other returns which are required in the states in which the Company does business, which include the Company and its subsidiaries. Income taxes are recognized for (a) the amount of taxes payable or refundable for the current period, and (b) deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

       EARNINGS PER SHARE--Due to the Company's complex capital structure, the Company presents both basic and diluted Earnings Per Share (EPS). Basic EPS excludes dilution and is computed by dividing the income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding and dilutive potential common shares. The Company includes as potential common shares the weighted average number of shares of exchangeable stock of a subsidiary, the weighted average number of shares of redeemable preferred stock and the weighted average dilutive effects of outstanding stock options. The exchangeable stock of a subsidiary is non-voting and is exchangeable share for share for the Company's common stock. The redeemable preferred stock has voting and dividend rights substantially similar to those of common. The redeemable preferred stock outstanding at September 28, 1997 was converted to common stock during the fiscal year ended October 4, 1998. Basic and diluted EPS reflect, on a retroactive basis, a 5-for-4 stock split effected in the form of a 25% stock dividend, wherein one additional share of stock was issued on September 15, 1998 for each four shares outstanding as of the record date of July 27, 1998.

       FAIR VALUE OF FINANCIAL INSTRUMENTS--

           CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE, UNBILLED RECEIVABLES AND ACCOUNTS PAYABLE--The carrying amounts approximate fair value because of the short maturities of these instruments.

           REVOLVING CREDIT FACILITY--The carrying amount approximates fair value because the interest rates are based upon variable reference rates.

           CONCENTRATION OF CREDIT RISK--Financial instruments which subject the Company to credit risk consist primarily of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. As of October 4, 1998, approximately 44% of accounts receivable was due from various agencies of the Federal government. The remaining accounts receivable are generally diversified due to the large number of organizations comprising the Company's client base and their geographic dispersion. The Company performs ongoing credit evaluations of its clients and maintains an allowance for potential credit losses.

                                TETRA TECH, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
       USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       ACCOUNTING PRONOUNCEMENTS--In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 128, EARNINGS PER SHARE, which the Company adopted in fiscal year 1998. The Statement replaces the presentation of primary EPS with a presentation of basic EPS, which excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. The Statement also requires the dual presentation of basic and diluted EPS on the face of the income statement for all companies with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. EPS has been retroactively restated to reflect the requirements of SFAS No. 128.

       In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. The Statement is effective for fiscal years beginning after December 15, 1997. The Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt this Statement in fiscal year 1999.

       In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. This Statement is effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for the way that public business enterprises report information about operating segments as well as related disclosures about products and services, geographic areas, and major clients. The Statement also requires that a public business report descriptive information about the way that the operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period. The Statement need not be applied to interim financial statements in the initial year of its application. The Company has not yet completed its analysis of the effect of SFAS No. 131 on its financial statements. The Company will adopt this Statement in fiscal year 1999.

       In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES. The Statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Statement requires companies to recognize all derivative instruments on their balance sheet as either assets or liabilities measured at fair value. The Statement also specifies a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. The Company does not anticipate that the adoption of SFAS No. 133 will have a material effect on the Company's financial statements. The Company will adopt this Statement in fiscal year 2001.

                                TETRA TECH, INC.

2. MERGERS AND ACQUISITIONS

       On November 7, 1995, the Company acquired 100% of the capital stock of KCM, Inc. (KCM), an engineering services firm specializing in areas of water quality, water and wastewater systems, surface water management, fisheries and facilities. The purchase was valued at approximately $13,373,000, consisting of cash and 1,234,744 shares of Company common stock issued in a private placement.

       On December 11, 1996, the Company acquired 100% of the capital stock of IWA Engineers (IWA), an architecture and engineering firm providing a wide range of planning, engineering, and design capabilities in water, wastewater, and facility design, and serving state and local government and private clients. The purchase was valued at approximately $1,632,000, consisting of cash and 119,593 shares of Company common stock, as adjusted based upon IWA's Net Asset Value on December 29, 1996 as described in the related purchase agreement.

       On December 18, 1996, the Company acquired 100% of the capital stock of FLO Engineering, Inc. (FLO), a consulting and engineering firm specializing in water resource engineering involving hydraulic engineering and hydrographic data collection. The purchase was valued at approximately $724,000, consisting of cash and 50,172 shares of Company common stock, as adjusted based upon FLO's Net Asset Value on December 29, 1996 as described in the related purchase agreement.

       On March 20, 1997, the Company acquired 100% of the capital stock of SCM Consultants, Inc. (SCM), a consulting and engineering firm providing design of irrigation, water and wastewater systems, as well as facility and infrastructure engineering services, to state and local government, private and industrial clients. The purchase was valued at approximately $2,431,000, consisting of cash and 246,965 shares of Company common stock, as adjusted based upon SCM's Net Asset Value on March 30, 1997 as described in the related purchase agreement.

       On June 11, 1997, the Company acquired 100% of the capital stock of Whalen & Company, Inc. and Whalen Service Corps Inc. (collectively, WAC). WAC, a wireless telecommunications firm, provides a full range of wireless telecommunications site development services for PCS, cellular, ESMR, air-to-ground, microwave, paging, fiber optic and switching centers technology. The purchase has been valued at approximately $41,738,000, consisting of cash and 4,549,750 shares of Company common stock. Initially, the Company issued 1,231,840 shares of redeemable preferred stock. The shares of redeemable preferred stock were subsequently converted into common stock prior to the stock split which occurred on December 1, 1997. The common and preferred stock were issued in a private placement and had a combined value of $31,972,000. On the business day prior to the merger, WAC distributed to its stockholders (i) cash in the amount of $4,138,000 and (ii) accounts receivable having a net value of $18,456,000.

       On July 11, 1997, the Company acquired 100% of the capital stock of CommSite Development Corporation (CDC), a wireless telecommunications site development service firm. The purchase has been valued at approximately $5,702,000, consisting of cash and 397,598 shares of Company common stock, as adjusted based on CDC's Net Asset Value on July 11, 1997 as described in the related purchase agreement.

       On December 31, 1997, the Company acquired, through its wholly-owned subsidiary Tetra Tech NUS, Inc., the assets of certain environmental services businesses of Brown & Root, Inc. and Halliburton Corporation, both of which are subsidiaries of Halliburton Company (collectively, NUS). NUS provides consulting, engineering and design services for the environmental remediation of

                                TETRA TECH, INC.

2. MERGERS AND ACQUISITIONS (CONTINUED)
contaminated air, water and soil conditions. The purchase price was valued at approximately $25,217,000, as adjusted, and consisted of cash.

       On March 2, 1998, Whalen Service Corps Inc. (WSC) agreed to participate in a partnership with Sentrex Cen-Comm and ANTEC Corporation to provide design, engineering, information management and construction services to support advanced communication system upgrades to the broadband information transport industries. The agreement required the purchase of certain assets of TANCO LLC from ANTEC Corporation for a price in cash of approximately $623,000. WSC initially held a 51% majority interest in Whalen/Sentrex LLC, a California limited liability company while LAL Corp. held the remaining 49% minority interest.

       On March 26, 1998, the Company acquired 100% of the capital stock of C.D.C. Engineering, Inc. (CDE), a consulting and engineering firm specializing in civil engineering, transportation engineering, structural engineering and land surveying. The purchase has been valued at approximately $1,502,000, consisting of cash and 71,060 shares of Company common stock.

       On July 8, 1998, the Company acquired 100% of the capital stock of McNamee, Porter & Seeley, Inc. (MPS), a provider of engineering services with expertise in the areas of water, industrial wastewater and process controls. The purchase was valued at approximately $14,247,000, consisting of cash and 274,888 shares of Company common stock. Simultaneously with the acquisition, MPS distributed to its former stockholders accounts receivable having a net value of $8,040,000.

       On September 22, 1998, the Company acquired, through its wholly-owned subsidiary Tetra Tech Canada Ltd. (TtC), 100% of the capital stock of 1056584 Ontario Limited, 1056585 Ontario Limited, Venture Cable Limited, Cen-Comm Communications, Inc., Sentrex Electronics Inc. and LAL Corp., (collectively, the Sentrex Group of Companies (SGOC)), providers of engineering and technical services to the cable television, telephony and data networking industries. The purchase has been valued at approximately $19,227,000, consisting of cash and 920,354 shares of TtC exchangeable stock. The TtC exchangeable stock is exchangeable, share for share, for Company common stock as described in the related purchase agreement. Upon completion of the SGOC acquisition, the Company beneficially owns 100% of Whalen/Sentrex LLC.

       All of the acquisitions above have been accounted for as purchases and, accordingly the purchase prices of the businesses acquired have been allocated to the assets and liabilities acquired based upon their fair market values. The excess of the purchase cost of the acquisitions over the fair value of the net assets acquired was recorded as goodwill and is included in Intangible Assets--Net in the accompanying balance sheets. The Company values stock exchanged in acquisitions based on extended restriction periods and economic factors specific to the Company's circumstances. During fiscal 1996, stock exchanged in the acquisition was discounted by 26%. During fiscal 1997, the discount on stock exchanged in acquisitions ranged from 16% to 28%. During fiscal 1998, stock exchanged in acquisitions was discounted 15%. The results of operations of each of the companies acquired have been included in the Company's financial statements from their respective acquisition effective dates as set forth in the related purchase agreements.

       The effect of unaudited pro forma operating results of the SGOC, CDE, SCM, FLO and IWA acquisitions, had they been acquired on September 30, 1996, is not material.

                                TETRA TECH, INC.

2. MERGERS AND ACQUISITIONS (CONTINUED)
       The following table presents summarized unaudited pro forma operating results assuming that the Company had acquired MPS, NUS, CDC and WAC on September 30, 1996:

                                                      FISCAL YEAR ENDED
                                                   ------------------------
                                                    SEPT. 28,     OCT. 4,
                                                      1997         1998
                                                   -----------  -----------
Gross revenue....................................  $420,294,000 $429,591,000
Income before income tax expense.................   33,637,000   37,958,000
Net income.......................................   19,510,000   21,446,000
Basic earnings per share.........................  $      0.72  $      0.76
Diluted earnings per share.......................         0.69         0.73
Weighted average common shares outstanding:
  Basic..........................................   26,977,000   28,176,000
  Diluted........................................   28,262,000   29,397,000

3. ACCOUNTS RECEIVABLE

       Accounts receivable consisted of the following at September 28, 1997 and October 4, 1998:

                                                    SEPT. 28,     OCT. 4,
                                                       1997        1998
                                                    ----------  -----------
Billed accounts receivable........................  $31,435,000 $71,745,000
                                                    ----------  -----------
Unbilled accounts receivable:
  Billable amounts not invoiced, amounts billable
    at stipulated stages of completion of contract
    work, and unbilled amounts pending negotiation
    or receipt of contract modifications..........  31,626,000   58,384,000
  Costs and fee retention billable upon audit of
    total contract costs..........................  13,326,000   11,278,000
                                                    ----------  -----------
Total unbilled accounts receivable................  44,952,000   69,662,000
                                                    ----------  -----------
Allowance for uncollectible accounts:
  Allowance for doubtful accounts.................  (1,346,000)  (2,911,000)
  Allowance for disallowed costs..................  (9,807,000)  (9,774,000)
                                                    ----------  -----------
Total allowance for uncollectible accounts........  (11,153,000) (12,685,000)
                                                    ----------  -----------
Total.............................................  $65,234,000 $128,722,000
                                                    ----------  -----------
                                                    ----------  -----------

       The accounts receivable valuation allowance includes amounts to provide for doubtful accounts and for the potential disallowance of billed and unbilled costs. The Company's contracts with the Federal government are subject to audit by the government, primarily the Defense Contract Audit Agency (DCAA), which reviews the Company's overhead rates, operating systems and cost proposals. During the course of its audit, the DCAA may disallow costs if it determines that the Company improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards. Historically, the Company has not had any material cost disallowances by the DCAA as a result of audit, however, there can be no assurance that DCAA audits will not result in material cost disallowances in the future. On September 15, 1995, the Company acquired Tetra Tech EM Inc.
(EMI).

                                TETRA TECH, INC.

3. ACCOUNTS RECEIVABLE (CONTINUED)
EMI likewise contracts with the Federal government. At the time of acquisition, audits had not been performed for years beyond 1986. As of September 1998, audits and negotiations relating to the EMI contracts for years 1987 through 1995 had been completed, and cost disallowances as a result of audits totaled approximately $2,900,000. It has been determined by the Federal government that for these periods the Company is entitled to payments, however, the collectibility of such payments cannot be assured as each agency must obtain separate funding approval. Allowances to provide for doubtful accounts have been determined through reviews of specific amounts determined to be uncollectible, plus a general allowance for other amounts for which some potential loss has been determined to be probable based on current events and circumstances. Given the above, management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

       As of October 4, 1998, the Company had approximately $5,200,000 under retainage provisions of contracts and approximately $2,166,000 of accounts receivable which may not be realized within one year.

4. INCOME TAXES

       Income tax expense for the fiscal years ended September 29, 1996, September 28, 1997 and October 4, 1998 consisted of the following:

                                                               FISCAL YEAR ENDED
                                                   ------------------------------------------
                                                    SEPT. 29,      SEPT. 28,       OCT. 4,
                                                       1996          1997           1998
                                                   ------------  -------------  -------------
Current:
  Federal........................................  $  5,849,000  $   9,220,000  $  15,284,000
  State..........................................     1,462,000      2,291,000      3,535,000
Deferred.........................................      (457,000)    (1,188,000)    (2,899,000)
                                                   ------------  -------------  -------------
Total income tax expense.........................  $  6,854,000  $  10,323,000  $  15,920,000
                                                   ------------  -------------  -------------
                                                   ------------  -------------  -------------

       Temporary differences comprising the net deferred income tax asset shown on the consolidated balance sheets were as follows:

                                                     SEPT. 28,    OCT. 4,
                                                        1997        1998
                                                     ----------  ----------
Allowance for doubtful accounts....................  $2,513,000  $3,662,000
Cash to accrual....................................  (2,275,000) (1,250,000)
Accrued vacation...................................     495,000   1,247,000
State taxes........................................     (21,000)  1,038,000
Prepaid expense....................................    (104,000)   (632,000)
Depreciation.......................................    (369,000)   (299,000)
Other..............................................     628,000          --
                                                     ----------  ----------
Net deferred income tax asset......................  $  867,000  $3,766,000
                                                     ----------  ----------
                                                     ----------  ----------

                                TETRA TECH, INC.

4. INCOME TAXES (CONTINUED)
       Total income tax expense was different than the amount computed by applying the federal statutory rate as follows:

                                                                          FISCAL YEAR ENDED
                                             ---------------------------------------------------------------------------
                                                 SEPT. 29, 1996            SEPT. 28, 1997             OCT. 4, 1998
                                             -----------------------  ------------------------  ------------------------
                                                AMOUNT         %         AMOUNT          %         AMOUNT          %
                                             ------------  ---------  -------------  ---------  -------------  ---------
Tax at federal statutory rate..............  $  5,936,000       35.0% $   8,603,000       35.0% $  12,777,000       35.0%
State taxes, net of federal benefit........       933,000        5.5      1,348,000        5.5      1,898,000        5.2
Goodwill...................................       384,000        2.3        528,000        2.1        990,000        2.7
Other......................................      (399,000)      (2.4)      (156,000)      (0.6)       255,000        0.7
                                             ------------        ---  -------------        ---  -------------        ---
Total income tax expense...................  $  6,854,000       40.4% $  10,323,000       42.0% $  15,920,000       43.6%
                                             ------------        ---  -------------        ---  -------------        ---
                                             ------------        ---  -------------        ---  -------------        ---

5. LONG-TERM OBLIGATIONS

       The Company has a credit agreement (as amended, the "Credit Agreement") with a bank to support its working capital and acquisition needs. At October 4, 1998, the Credit Agreement provided a revolving credit facility of $70,000,000. The Credit Agreement provides for mandatory reductions of $5,000,000 on December 15, 1998 and December 15, 1999.

       Interest on borrowings under the Credit Agreement is payable at the Company's option (a) at a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) as defined in the Credit Agreement or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. The weighted average interest rate on outstanding borrowings at October 4, 1998 was 6.34375%.

       Borrowings under the Credit Agreement are secured by the Company's accounts receivable and the stock of five of the Company's subsidiaries.

       The Credit Agreement contains various covenants including, but not limited to, restrictions related to tangible net worth, net income, additional indebtedness, asset sales, mergers and acquisitions, creation of liens, and dividends on capital stock (other than stock dividends).

       The Credit Agreement matures on December 15, 2000 or earlier at the discretion of the Company upon payment in full of loans and other obligations. As of October 4, 1998, outstanding borrowings totaled $47,000,000 and standby letters of credit totaled $2,207,000.

6. EXCHANGEABLE STOCK OF A SUBSIDIARY

       In connection with the SGOC acquisition, the Company issued 920,354 shares of exchangeable stock of its subsidiary Tetra Tech Canada Ltd. (the "Exchangeable Shares"), a corporation existing under the laws of the Province of Ontario, Canada. The Exchangeable Shares are non-voting but carry exchange rights whereas a holder of Exchangeable Shares shall be entitled, at any time after five months from the date of issue of the Exchangeable Shares, to require the Company to redeem all or any part of the Exchangeable Shares for an amount per share equal to (a) the current market price of a share of the Company's common stock, which shall be satisfied in full by the Company causing to be delivered to such holder one share of the Company's common stock for each Exchangeable Share presented and surrendered, plus (b) a dividend amount, if any. The Exchangeable Shares cannot be put back to the Company for cash.

                                TETRA TECH, INC.

7. STOCKHOLDERS' EQUITY

       On September 14, 1998, a Special Meeting of the Stockholders (the "Special Meeting") was held. During the Special Meeting, the stockholders approved a proposal to amend the Company's Certificate of Incorporation to increase the number of authorized shares of common stock, $.01 par value per share, from 30,000,000 to 50,000,000. On September 15, 1998, the Company paid a 5-for-4 split of the Company's common stock, effected in the form of a 25% stock dividend, to the stockholders of record on July 27, 1998. All agreements concerning stock options and other commitments payable in shares of the Company's common stock are affected by the 5-for-4 split. All references to number of shares (except shares authorized), stock options, share prices and per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

       Pursuant to the Company's 1989 Stock Option Plan, key employees may be granted options to purchase an aggregate of 953,672 shares of the Company's common stock at prices ranging from 85% to 100% of the market value on the date of grant. All options granted to date by the Company have been at 100% of the market value as determined by the Board of Directors at the date of grant. These options become exercisable beginning one year from date of grant, become fully vested in four years and terminate ten years from the date of grant.

       The Company also has a 1992 Incentive Stock Plan under which key employees may be granted options to purchase an aggregate of 4,609,375 shares of the Company's common stock at prices not less than the market value on the date of grant. From such date of grant, these options become exercisable after one year, are fully vested no later than five years after grant and terminate no later than ten years after grant.

                                TETRA TECH, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)

       Pursuant to the Company's 1992 Non-employee Director Plan, non-employee directors may be granted options to purchase an aggregate of 114,438 shares of the Company's common stock at prices not less than the market value on the date of grant. These options vest and become exercisable when, and only if, the optionee continues to serve as a director until the Annual Meeting following the year in which the options were granted.

       The Company also has an Employee Stock Purchase Plan (the "Purchase Plan") which provides for the granting of Purchase Rights to purchase common stock to regular full and part-time employees or officers of the Company and its subsidiaries. Under the Purchase Plan, shares of common stock will be issued upon exercise of the Purchase Rights. Under the Purchase Plan, an aggregate of 878,906 shares may be issued pursuant to the exercise of Purchase Rights. The maximum amount that an employee can contribute during a Purchase Right Period is $4,000, and the minimum contribution per payroll period is $25.

       Under the Purchase Plan, the exercise price of a Purchase Right will be the lesser of 100% of the fair market value of such shares on the first day of the Purchase Right Period or 85% of the fair market value on the last day of the Purchase Right Period. For this purpose, the fair market value of the stock is its closing price as reported on the Nasdaq Stock Market on the day in question.

       During the three years in the period ended October 4, 1998, option activity was as follows:

                                                                   NUMBER    WEIGHTED AVERAGE
                                                                 OF OPTIONS   EXERCISE PRICE
                                                                 ----------  -----------------
Balance, October 1, 1995.......................................   1,565,270      $    5.82
  Granted......................................................     644,667          11.36
  Exercised....................................................    (158,791)          4.30
  Cancelled....................................................     (81,901)          7.11
                                                                 ----------         ------
Balance, September 29, 1996....................................   1,969,245           7.70
  Granted......................................................     762,692          12.56
  Exercised....................................................    (225,948)          5.80
  Cancelled....................................................    (167,614)          9.62
                                                                 ----------         ------
Balance, September 28, 1997....................................   2,338,375           9.33
  Granted......................................................     569,566          16.89
  Exercised....................................................    (352,265)          7.43
  Cancelled....................................................    (187,206)         12.61
                                                                 ----------         ------
Outstanding at October 4, 1998.................................   2,368,470      $   11.17
                                                                 ----------         ------
                                                                 ----------         ------
Exercisable at October 4, 1998.................................   1,086,166      $    8.04
                                                                 ----------         ------
                                                                 ----------         ------

                                TETRA TECH, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)
       The following table summarizes information concerning currently outstanding and exercisable options:

                                      OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                            ---------------------------------------  ----------------------
                                           WEIGHTED
                                            AVERAGE      WEIGHTED                WEIGHTED
                                           REMAINING      AVERAGE                 AVERAGE
         RANGE OF             NUMBER      CONTRACTUAL    EXERCISE     NUMBER     EXERCISE
      EXERCISE PRICE        OUTSTANDING      LIFE          PRICE     EXERCISABLE    PRICE
--------------------------  -----------  -------------  -----------  ---------  -----------
 $0.69- $1.18.............      47,711          2.47     $    1.08      47,711   $    1.08
 $3.14- $6.96.............     431,888          5.13          5.57     419,678        5.53
 $7.01-$12.32.............     921,779          7.14         10.11     525,724        9.78
$12.80-$15.70.............     660,917          8.79         13.95      93,053       13.08
$16.00-$20.88.............     306,175          9.49         17.85          --          --
                            -----------          ---    -----------  ---------  -----------
                            2,368,470..         7.44     $   11.17   1,086,166   $    8.04
                            -----------          ---    -----------  ---------  -----------
                            -----------          ---    -----------  ---------  -----------

       The Company applies APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations in accounting for its employee stock option plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Pro forma net income and net income per share had the Company accounted for stock options issued to employees in accordance with SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, are as follows:

                                                                FISCAL YEAR ENDED
                                                        ----------------------------------
                                                        SEPT. 29,   SEPT. 28,    OCT. 4,
                                                           1996        1997        1998
                                                        ----------  ----------  ----------
Net income-as reported................................  $10,105,000 $14,256,000 $20,586,000
Net income-pro forma..................................   9,598,000  13,059,000  18,980,000
Basic earnings per share-as reported..................  $     0.46  $     0.61  $     0.74
Diluted earnings per share-as reported................        0.45        0.58        0.71
Basic earnings per share-pro forma....................        0.44        0.56        0.68
Diluted earnings per share-pro forma..................        0.43        0.53        0.65

       The pro forma effects of applying SFAS No. 123 may not be representative of the effects on reported net income and net income per share for future years since options vest over several years and additional awards are made each year.

       The fair value of the Company's stock options used to compute pro forma net income and pro forma earnings per share disclosures is the estimated value using the Black-Scholes option-pricing model. The weighted average fair values per share of options granted in fiscal 1996, 1997 and 1998 are $3.65, $4.13 and $5.79, respectively. The following assumptions were used in completing the model:

                                                                   FISCAL YEAR ENDED
                                                           ----------------------------------
                                                           SEPT. 29,   SEPT. 28,    OCT. 4,
                                                              1996        1997        1998
                                                           ----------  ----------  ----------
Dividend yield...........................................       0.0%        0.0%        0.0%
Expected volatility......................................      39.1%       40.5%       42.5%
Risk-free rate of return, annual.........................       6.4%        6.4%        6.4%
Expected life............................................  2.76 yrs.   2.76 yrs.   3.11 yrs.

                                TETRA TECH, INC.

8. EARNINGS PER SHARE

       The following table sets forth the computation of basic and diluted earnings per share:

                                                                                   FISCAL YEAR ENDED
                                                                      -------------------------------------------
                                                                        SEPT. 29,      SEPT. 28,
                                                                          1996           1997       OCT. 4, 1998
                                                                      -------------  -------------  -------------
Numerator:
  Net income........................................................  $  10,105,000  $  14,256,000  $  20,586,000
                                                                      -------------  -------------  -------------
Denominator:
    Denominator for basic earnings per share--weighted-average
      shares........................................................     21,851,000     23,371,000     27,970,000
  Effect of dilutive securities:
      Stock options.................................................        730,000        709,000      1,040,000
      Redeemable preferred stock....................................             --        576,000        151,000
      Exchangeable stock of a subsidiary............................             --             --         30,000
                                                                      -------------  -------------  -------------
  Dilutive potential common shares..................................        730,000      1,285,000      1,221,000
    Denominator for diluted earnings per share--adjusted
      weighted-average shares and assumed conversions...............     22,581,000     24,656,000     29,191,000
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Basic earnings per share............................................  $        0.46  $        0.61  $        0.74
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Diluted earnings per share..........................................  $        0.45  $        0.58  $        0.71
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

9. LEASES

       The Company leases land, buildings and equipment under various operating leases. Rent expense under all operating leases was approximately $9,462,000, $10,204,000 and $13,458,000 for the fiscal years ended September 29, 1996, September 28, 1997 and October 4, 1998, respectively. Amounts payable under noncancelable operating lease commitments are as follows during the fiscal years ending in:

1999...........................................................  $14,838,000
2000...........................................................  11,979,000
2001...........................................................   9,569,000
2002...........................................................   5,697,000
2003...........................................................   3,903,000
Thereafter.....................................................   4,036,000
                                                                 ----------
Total..........................................................  $50,022,000
                                                                 ----------
                                                                 ----------

10. RETIREMENT PLANS

       The Company and its subsidiaries have established defined contribution plans and 401(k) plans. Generally, employees are eligible to participate in the defined contribution plans upon completion of one year of service and in the 401(k) plans upon commencement of employment. For the fiscal years ended September 29, 1996, September 28, 1997 and October 4, 1998 employer contributions relating to the plans were approximately $4,002,000, $3,536,000 and $3,952,000, respectively.

                                TETRA TECH, INC.

11. CONTINGENCIES

       The Company is subject to certain claims and lawsuits typically filed against the engineering and consulting professions, primarily alleging professional errors or omissions. The Company carries professional liability insurance, subject to certain deductibles and policy limits against such claims. Management is of the opinion that the resolution of these claims will not have a material adverse effect on the Company's financial statements.

12. QUARTERLY FINANCIAL INFORMATION--UNAUDITED

       In the opinion of management, the following unaudited quarterly data for the years ended September 28, 1997 and October 4, 1998 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature. (In thousands, except per share data)

                                                                          FIRST     SECOND      THIRD     FOURTH
FISCAL 1997                                                              QUARTER    QUARTER    QUARTER    QUARTER
----------------------------------------------------------------------  ---------  ---------  ---------  ---------
Gross revenue.........................................................  $  54,938  $  55,545  $  60,922  $  75,362
Net revenue...........................................................     40,423     43,914     48,621     57,833
Gross profit..........................................................      9,372     10,547     12,961     16,892
Income from operations................................................      4,393      4,892      6,207      9,107
Net income............................................................      2,596      2,872      3,644      5,144
Basic earnings per share..............................................  $    0.12  $    0.13  $    0.16  $    0.20
Diluted earnings per share............................................       0.11       0.13       0.15       0.18
Weighted average common shares outstanding:
  Basic...............................................................     22,110     22,306     23,178     25,811
  Diluted.............................................................     22,951     22,865     24,065     28,656

                                                                         FIRST     SECOND      THIRD      FOURTH
FISCAL 1998                                                             QUARTER    QUARTER    QUARTER    QUARTER
---------------------------------------------------------------------  ---------  ---------  ---------  ----------
Gross revenue........................................................  $  66,438  $  92,727  $  98,231  $  125,538
Net revenue..........................................................     53,664     71,806     75,149      96,978
Gross profit.........................................................     13,325     17,020     20,744      22,637
Income from operations...............................................      7,179      8,872     11,411      12,351
Net income...........................................................      4,051      4,521      5,493       6,521
Basic earnings per share.............................................  $    0.15  $    0.16  $    0.20  $     0.23
Diluted earnings per share...........................................       0.14       0.16       0.19        0.22
Weighted average common shares outstanding:
  Basic..............................................................     27,217     27,905     28,147      28,567
  Diluted............................................................     28,834     28,956     29,201      29,719

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The following is a statement of estimated expenses to be paid by the Registrant in connection with the issuance and distribution of the securities being registered.

SEC registration fee.........................................  $  26,772
Nasdaq National Market fee for listing additional shares.....     17,500
NASD fee.....................................................     10,130
Legal fees and expenses......................................    125,000
Accountants' fees............................................     50,000
Blue Sky qualification fees and expenses.....................      5,000
Transfer Agents fees.........................................      2,500
Printing and engraving fees..................................    100,000
Miscellaneous................................................     13,098
                                                               ---------
    Total....................................................  $ 350,000
                                                               ---------
                                                               ---------

       All of the above amounts, except for the SEC registration fee, the Nasdaq National Market fee for listing additional shares and the NASD fee are estimates.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expense actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as the court deems proper.

       The Company's By-Laws provides for indemnification of persons to the fullest extent permitted by the Delaware General Corporation Law.

       In accordance with the Delaware General Corporation Law, the Company's Certificate of Incorporation, as amended, limits the personal liability of its directors for violations of their fiduciary duty. The Certificate of Incorporation eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the section of the Delaware law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or

(iv) for any transaction from which a director derived any improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. This provision will not, however, limit in any way the liability of directors for violations of the Federal securities laws.

ITEM 16.  EXHIBITS.


  EXHIBIT
  NUMBER     DESCRIPTION
-----------  ---------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.*
       5.1   Opinion of Riordan & McKinzie, a Professional Corporation.*
      23.1   Consent of Deloitte & Touche LLP.
      23.2   Consent of Riordan & McKinzie (included in Exhibit 5.1).*
      24.1   Powers of Attorney with respect to the Company (included in Part II).*


---------

* Previously filed.

ITEM 17.  UNDERTAKINGS.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby undertakes:

             (1) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
      Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

             (2) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

             (3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Pasadena, State of California on the 2nd of February, 1999.


                                TETRA TECH, INC.

                                By:               /s/ LI-SAN HWANG
                                     -----------------------------------------
                                                    Li-San Hwang
                                       CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE
                                               OFFICER AND PRESIDENT


       Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board,
       /s/ LI-SAN HWANG           Chief Executive Officer
------------------------------    and President (Principal   February 2, 1999
         Li-San Hwang             Executive Officer)

                                Vice President, Chief
                                  Financial Officer and
              *                   Treasurer (Principal
------------------------------    Financial Officer and      February 2, 1999
        James M. Jaska            Principal Accounting
                                  Officer)

              *
------------------------------  Director                     February 2, 1999
       Daniel A. Whalen

              *
------------------------------  Director                     February 2, 1999
     J. Christopher Lewis

              *
------------------------------  Director                     February 2, 1999
       Patrick C. Haden

              *
------------------------------  Director                     February 2, 1999
      Joseph J. Shelton

     *By:     /s/ LI-SAN
            HWANG
------------------------------                               February 2, 1999
         Li-San Hwang
       ATTORNEY-IN-FACT